

Worldwise.

2001

GLOBAL POWER EQUIPMENT GROUP
ANNUAL REPORT TO SHAREHOLDERS


ENGINEERING
MANUFACTURING
REVENUES
(IN MILLIONS)
1997
$142.7
1998
$159.2
1999
$275.2
2000
$416.6
2001
$723.5

INNOVATIVE POWER SOLUTIONS FOR THE WORLD

Global Power Equipment Group is a leading provider of specialized products and engineering services vital to the operation of gas turbine power plants and other industrial facilities. Our product lines are focused on heat recovery equipment and auxiliary power equipment.

HEAT RECOVERY EQUIPMENT: Our highly engineered heat recovery equipment captures waste heat from gas turbines and converts the turbine exhaust into electricity, offering an environmentally friendly way to maximize energy production. This equipment is marketed under the Deltak brand name.

- Heat Recovery Steam Generators (HRSG): Using hot exhaust emitted by gas turbines, these specialized boilers generate additional electricity by driving a steam turbine.

- Specialty Boilers and Related Products: Like HRSGs, our specialty boilers harness waste heat and convert it into steam for electricity production. However, these custom-engineered products span a wide range of industries, including oil and gas, pulp and paper, chemicals, petrochemicals, and marine transportation and food processing. We also offer catalytic-reduction-based systems for gas turbines to reduce undesirable emissions into the atmosphere.

AUXILIARY POWER EQUIPMENT: Marketed under the Braden and Consolidated Fabricators brand names, our auxiliary power products and services are critical to the operation of gas turbine power plants.

- Inlet Air Filters: Our inlet air filters clean the air entering the turbine to eliminate debris, dirt, and other contaminants.

- Inlet Duct Systems: These large air intake ducts connect the air filter to the gas turbine and provide acoustical treatment to significantly reduce turbine noise.

- Gas and Steam Turbine Enclosures: These enclosures protect turbines from the environment and reduce noise pollution. Fire suppression systems are also included in most enclosures.

- Exhaust Systems: These highly engineered systems direct hot exhaust from turbines into the atmosphere, while acoustically silencing the noise produced by the turbine through the exhaust.

- Diverter Dampers: Our dampers divert hot exhaust from the gas turbine into an HRSG or exhaust stack.


05.PORTUGAL
06.SPAIN
01.CANADA
08.GERMANY
09.ROMANIA
10.POLAND
11.BAHRAIN
12.TURKEY
07.ITALY
02.UNITED STATES
03.MEXICO
Worldwide.
PRINCIPAL MANUFACTURING OPERATIONS
15.SOUTH KOREA
16.CHINA
17.MALAYSIA
04.BRAZIL
13.SAUDI ARABIA
14.INDONESIA

Ⓐ *Global Power's potential marketplace is supported by company-owned facilities as well as through manufacturing partnerships located in 17 countries through-out the world.*

ON THE COVER: Global Power Equipment Group's marketplace and opportunity: keeping the lights on and bringing new sources of electric power to places where there is none. One-third of the world's population is without modern electric production facilities.

Original image available through NASA's Planetary Photojournal at http://photojournal.jpl.nasa.gov/cgi-bin/PIAGenCatalogPage.pl?PIA02991


97
78
65
142.7
98
89
70
159.2
99
186
90
275.2
00
259
158
416.6
01
442
281
723.5
0
150
300
450
600
750
Heat Recovery Equipment
Auxiliary Power Equipment

Annual Revenues, By Segment
(Dollars in Millions)


97
7.8
98
12.5
99
27.7
00
46.1
01
94.4
0
20
40
60
80
100

EBITDA*
(Dollars in Millions)
(1997 and 1998 data are unaudited and are partially estimated to reflect changes in ownership.)

* Adjusted

2001 Key Financial Statistics

Net working capital (average LTM)-$000's	$ (15,498)
Adjusted EBITDA-$000's	$ 94,361
Total debt-$000's	$ 105,629
Stockholders' equity - $000's	$ 77,180
Total capital invested (Stockholders' equity + LT-Debt)-$000's	$ 182,809
Total debt to total capitalization	57.8%
Pre-tax earnings-$000's	$ 73,601
Pre-tax Return on Invested Capital	40.3%
Pre-tax Return on Equity	95.4%

LTM = Last twelve months

EBITDA = Earnings before interest, taxes, depreciation and amortization



Dear shareholder,

2001 marked our inaugural year as a publicly traded company.

Although our roots in the power generation industry trace back several decades, 2001 represented the strongest performance in the company's history. Our organization met the challenge of a very robust marketplace for new gas-fired power generation capacity, particularly within the United States. We set a number of records throughout our organization. Most importantly, we achieved the highest revenue and profit in the company's history. Consolidated revenues for 2001 were $723.5 million, up nearly 74 percent from 2000, and our pro forma earnings reached $49.3 million or $1.05 per diluted share. We reached those numbers with a continued focus on quality, setting the highest standards in the industry.

Recognized for Excellence. Not only did we produce superior financial results due to the efforts of our employees and international manufacturing partners, we also continued to be recognized by our customers as a leading company in our markets. In fact, General Electric Power Systems honored our Braden Manufacturing division as "The Supplier of the Year" for 2001, one of only two suppliers selected from nearly 15,000 vendors. Our commitment to engineering and manufacturing excellence coupled with a focus on meeting customer needs is a philosophy we live by day after day – it is the cornerstone that sets us apart from the competition.

Financial Highlights. Our financial performance in 2001 was outstanding. In addition to establishing a revenue record of $723.5 million, we achieved many other operating and financial records. Our gross profit margin of $131.5 million represented a margin of more than 18 percent and produced EBITDA of $94.4 million – an increase of nearly 105 percent over our 2000 results.

Our ability to generate cash from operations and improve our capital structure was also evident during 2001. We used our strong cash flow to cut our debt nearly in half by year-end. And while our firm backlog declined during the fourth quarter, we ended the year with a backlog of $557 million – 20 percent above end of year 2000.

On a pre-tax basis, our return on invested capital for 2001 was in excess of 40 percent and our return on average equity was more than 95 percent during 2001 – solid measures of our financial strength and proof that our unique business model is working extremely well.

Looking Back. For me personally, 2001 will be remembered as a year of unusual events and extraordinary change. Rolling blackouts and skyrocketing electricity prices in the days prior to our initial public offering on May 17 created a tremendous awareness of the need for additional electrical power, and fueled the strong demand for our initial public equity offering. It was an exciting time. Unfortunately, the tragic events of September 11, Enron's bankruptcy, and the mildest winter in more than 100 years throughout much of the U.S. served as catalysts of change for our nation and in our marketplace. However, those events have not dampened our commitment to our customers, nor will they deter our efforts to solidify Global Power Equipment Group's position as the leading engineering and manufacturing firm for the power generation and process industries.

Moving Forward. While our industry will remain cyclical, we have an unwavering commitment to improving shareholder value. In the current market segments we serve, we will continue to concentrate on emerging opportunities outside of the United States, particularly in Europe and Asia. I am confident that our efforts over the past several years to secure manufacturing locations in low-cost countries coupled with our disciplined acquisition program will result in impressive profits for years to come.

The management team of Global Power Equipment Group is committed to bringing you – our shareholders, customers, business partners, and employees – continued value and success. I would like to personally thank everyone who contributed to our 2001 results and express to our shareholders our gratitude for your support as we move forward.

Larry Edwards

LARRY D. EDWARDS
President and Chief Executive Officer

GLOBAL DEMAND FOR POWER



Global demand for power is greater than ever. With more than one-third of the Earth's rapidly growing population living in unindustrialized areas without electricity, a critical need exists for power development. But this need must be met with an eye on efficient, clean, and cost-effective power generation solutions.

Our heat recovery and auxiliary products are critical components for clean-burning natural gas turbine facilities allowing for more efficient use of our natural resources. As an established international player, we have the experience and global footprint required to tap into emerging markets. And with an eye on the future, Global Power Equipment Group is better positioned than any other company to meet the power equipment needs of customers worldwide.

Global Power Equipment Group: WORLD WISE. A leader in the design, engineering, and fabrication of specialized equipment for the power generation and process industries, Global Power Equipment Group is the preeminent engineering solution provider in the markets we serve.

Our business comprises two market segments: heat recovery equipment and auxiliary power equipment. Through the heat recovery segment, we offer Heat Recovery Steam Generators (HRSGs) and specialty boilers. These products capture the hot exhaust emitted by gas turbines and use it to drive steam turbines, producing additional electrical power. We supply these products to a wide range of customers, including multinational chemical, petrochemical, marine transportation and food processing companies.

Through our Auxiliary Power Equipment segment, we provide a variety of highly engineered air inlet, exhaust and enclosure systems required for the operation of gas turbine power plants.

Global Power Equipment Group offers our customers innovative custom-engineered equipment needed to meet the pressing energy demands of today, tomorrow, and beyond.



Global Power Equipment Group supplies these products and related services to utility providers and power plant developers and operators.

With the highest level of expertise in these key markets, Global Power Equipment Group is well positioned to increase its market penetration in the years ahead. As industrialized countries replace aging, energy-inefficient power generation and manufacturing facilities with more energy-efficient and cost-efficient systems, and as developing countries move toward industrialization and electrification, Global Power Equipment Group is ready to meet these demands. Our ability to rapidly produce custom engineered equipment from our existing base of low-cost operating locations throughout the world, or to establish new, lower-cost manufacturing facilities elsewhere, makes us the supplier of choice. **WORLD WIDE.**



Focus on Customer Needs

Why is Global Power Equipment Group the most respected supplier in the markets we serve? Because we approach our business with our customers' needs in mind, and provide unmatched engineering and design expertise, combined with uncompromising product quality and a strong dedication to long-term customer relationships.

Total Engineering and Design Solutions. Each of the Global Power Equipment Group companies — Deltak, Braden, and Consolidated Fabricators — is an established engineering firm with specialized expertise. Together, they address the entire air handling and heat recovery process within a combined-cycle gas turbine power plant — an end-to-end capability that no other company in the industry offers.

Over the years, we've used our extensive engineering and design knowledge to develop new applications for the gas turbine industry, such as heat recovery systems for new, modern luxurious gas turbine-powered cruise ships. Whether in gas turbine power plants or in industrial settings, we continue to seek progressive solutions to the production of electricity.

Time-Tested Quality. The Global Power Equipment Group companies are recognized worldwide for offering the highest quality products and services — a tradition that spans nearly 80 years. Today, we continue to build on that reputation by hiring the industry's most experienced engineers and seeking only the most conscientious manufacturing partners. In fact, our customers are quick to differentiate the Global Power Equipment Group companies based on the superior quality of our products and services.

Enduring Customer Relationships. At Global Power Equipment Group, we have more than just customers — we have meaningful business relationships. Our positive, long-term relationships with multinational customers like General Electric, Mitsubishi, Siemens-Westinghouse, Southern Company, Tenaska, ExxonMobil, Shell, Monsanto, and Dow Chemical to name a few, have in some cases, spanned more than 25 years. Why? We consistently provide the highest quality for the greatest value available. We deliver on our promises.

A Value-Driven Business Approach. Providing innovative, high-quality products and services to our loyal customers is a top priority at Global Power Equipment Group. At the same time, everything we do must also provide outstanding value to our customers, partners, and shareholders. Our conservative business model speaks to each of these groups, ensuring the highest product quality, peak profitability, and optimum investor value.

Outsourcing for Optimal Scalability. Our dedication to partnering with quality focused, value-driven manufacturers worldwide is the foundation of our business model — and a key to our future success. We outsource approximately 70 percent of our manufacturing to low-cost business partners around the globe. In total, the current manufacturing effort for Global Power Equipment Group takes place in 17 countries and we have available to us more than 13 million square feet of floor space to produce our finished components.


customer needs

We carefully choose our partners — analyzing their manufacturing facilities and determining if they share our uncompromising quality standards. Through exclusive agreements, Global Power Equipment Group maintains control of the manufacturing process, providing the necessary training, comprehensive on-site supervision and quality assurance.

This innovative approach allows us to grow our business model and financial results without incurring the upfront capital required to build and maintain our own facilities. It also enables us to quickly ramp up or reduce operations as market conditions dictate. Our business model gives us nearly infinite scalability, and will allow us to remain the lowest cost, highest-quality supplier in our market segments.

Lowering Financial Risks. Operating in a global economy requires a conservative financial approach that protects our assets — and those of our shareholders. Global Power Equipment Group records revenues on both a percentage of completion and completed contract basis. By receiving progressive payments at predetermined milestones for our HRSG projects, we are generally able to acquire the necessary working capital to fund both our HRSG and auxiliary power equipment jobs.

We also avoid the risks inherent in volatile international currencies. Fortunately for us, the U.S. dollar is the currency normally used in our type of projects worldwide. And because our large geographic footprint gives us unparalleled access to low-cost sources around the world, we are well positioned to bid on virtually any project worldwide and constantly strive to maximize the profit potential for our shareholders.

Strategic Acquisitions for Intelligent Growth. As worldwide demand for power increases, we diligently search for acquisition targets that complement our existing business areas, as well as those in related industries or vital geographic locations.

We outsource approximately 70 percent of our manufacturing to low-cost business partners around the globe. This innovative approach allows us to grow our business model and financial results without incurring the upfront capital required to build and maintain our own facilities.



Our goal is to pursue acquisitions that add value to the company without unduly leveraging the company's balance sheet. We only search for opportunities that are accretive to our financial profile. Our late-2000 acquisition of Consolidated Fabricators offers a perfect example of the great success we have met with by adhering to these criteria. A company with uncompromising product quality and solid, insightful management experience, Consolidated Fabricators has been seamlessly integrated into our existing organization and helped drive greater value to the bottom line.

A Powerful Future. Although Global Power Equipment Group was established in 2001, our operating companies have a rich, established heritage that dates back to 1923. Because of our highly-scalable manufacturing model, we have prospered through the ebbs and flows of the world economy, and have taken in stride the fluctuations that shape our markets

Looking forward, we plan to continue to grow by leveraging our existing presence in emerging international markets and by continuing to pursue strategic acquisitions. By capitalizing on our engineering and design capabilities, we constantly search for new ways to expand our product lines into additional industries beyond the power sector.

As developing nations move toward industrialization, international demand for our services will continue to grow. Our goal is to position each one of our operating companies as the preeminent supplier of unequalled, cost-effective, and energy-efficient power solutions. Now, more than ever, Global Power Equipment Group is ready to help its customers empower the world.

Financial Information

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data of Global Power Equipment Group Inc. and its predecessors for periods and as of the dates indicated. The financial data of the Company's predecessor for the fiscal year ended December 26, 1997 has been derived from unaudited consolidated financial statements of the predecessor. The financial data for the period from December 27, 1997 through June 4, 1998 has been derived from audited consolidated financial statement of the predecessor. The financial data for the period June 5, 1998 through December 26, 1998 and fiscal years 1999, 2000 and 2001 have been derived from our audited consolidated financial statements. Such data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" available in the Company's Form 10-K on file with the Securities Exchange Commission (SEC).

	Predecessor					
	Year Ended December 26,	Period From December 27, 1997 to	Period From June 5 to December 26,	Fiscal Year		
(in thousands, except per common share data)	1997	June 4, 1998	1998	1999	2000	2001
Results of Operation Data:						
Revenues	$142,714	$60,881	$98,363	$275,199	$416,591	$723,504
Cost of sales	118,674	48,529	80,283	226,051	345,688	591,958
Gross profit	24,040	12,352	18,080	49,148	70,903	131,546
Selling and administrative expenses	18,070	8,787	10,825	23,166	27,045	40,333
Recapitalization change (1)	—	—	—	—	38,114	—
Amortization expense	1,783	787	727	1,100	1,250	1,716
Operating income	4,187	2,778	6,528	24,882	4,494	89,497
Interest expense	1,215	439	2,966	3,410	12,175	15,896
Income (loss) before income taxes and extraordinary loss	2,972	2,339	3,562	21,472	(7,681)	73,601
Income tax provision (benefit)	1,159	996	176	1,087	(433)	22,905
Income tax benefit from tax status change (2)	—	—	—	—	—	(88,000)
Income (loss) before extraordinary loss	1,813	1,343	3,386	20,385	(7,248)	138,696
Extraordinary loss on debt extinguishment, net of tax	—	—	—	—	(1,536)	(18,060)
Net income (loss)	$ 1,813	$ 1,343	$ 3,386	$ 20,385	$ (8,784)	$120,636

(in thousands, except per common share data)	Predecessor Year ended December 26, 1997	Predecessor Period From December 27, 1997 to June 4, 1998	Period From June 5 to December 26, 1998	Fiscal Year 1999	Fiscal Year 2000	Fiscal Year 2001
Per Common Share Data (3):						
Earnings (loss) before extraordinary item per common share:						
Basic			$ —	$ 0.03	$ (0.03)	$ 3.46
Diluted			$ —	$ 0.03	$ (0.03)	$ 3.31
Weighted average common shares outstanding						
Basic			599,518,400	633,417,313	388,455,915	39,275,398
Diluted			741,918,080	788,175,789	388,455,915	41,010,887
Other Financial Data:						
EBITDA, as adjusted (4)	$ —	$ —	$ 8,172	$ 27,660	$ 46,079	$ 94,361
Depreciation and amortization	—	—	1,851	3,126	4,311	6,684
Capital expenditures	—	—	1,065	2,375	2,187	11,559
Net cash provided by (used in):						
Operating activities	—	—	7,514	39,466	24,789	12,018
Investing activities	—	—	(1,065)	1,393	(19,840)	(11,559)
Financing activities	—	—	(213)	(39,469)	10,246	(24,332)
Balance Sheet Data (at end of period):						
Property, plant and equipment, net	9,831	9,356	14,864	15,071	19,433	27,810
Total assets	129,965	136,486	109,316	131,493	245,693	430,631
Total debt	—	—	44,401	27,421	219,094	105,629

(1) *In fiscal year 2000, we incurred a non-recurring recapitalization charge associated with the cancellation of options outstanding as of the closing date of the August 2000 recapitalization.*

(2) *Due to the Company's change in tax status at the IPO date from an LLC to a taxable entity, the Company was required to record all deferred tax assets and liabilities, which were previously the responsibility of the LLC members. As a result, the Company recorded a net deferred tax asset on the date of the reorganization of approximately $88.0 million and recorded a corresponding $88.0 million income tax benefit.*

(3) *Income (loss) before extraordinary item per common share is calculated by dividing income before extraordinary item after adjusting for preferred dividends by the weighted-average number of common units outstanding during each period. Preferred dividends were $0.4 million, $3.4 million and $2.9 million for fiscal year 1999, 2000 and 2001 respectively.*

(4) *EBITDA, as adjusted represents income (loss) before extraordinary items, interest, taxes, depreciation, amortization and recapitalization charge. EBITDA, as adjusted is presented because we believe that it is frequently used by security analysts in the evaluation of companies. EBITDA, as adjusted, should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity, as an alternative to net income, as an indicator of operating performance, or as an alternative to any other measure of performance in accordance with accounting principles generally accepted in the United States. Our EBITDA, before adjusting for the recapitalization charge and other extraordinary charges, was $8.2 million, $27.7 million, $6.4 million and $76.3 million for the period from June 5 to December 26, 1998 and for the fiscal years 1999, 2000 and 2001, respectively.*

PRO FORMA EARNINGS AND EBITDA INFORMATION (UNAUDITED)

During 2001, the Company recognized several non-recurring items among which were the recording of a one-time $88.0 million deferred tax benefit related to the Company's change in tax status from a non-taxable limited liability company to a taxable corporation, an $18.1 million extraordinary loss on the early extinguishment of debt and a lower effective tax rate due to the Company being a non-taxable LLC for a portion of the year prior to the Company's initial public offering. In an effort to present the Company's earnings and EBITDA results on a "normalized" basis to reflect these non-recurring items, the following table presents unaudited pro forma figures based upon the previously presented consolidated financial data.

(in thousands)	Fiscal Year	
	2000	2001
Net income (loss) available to common stockholders	$ (8,784)	$120,636
Add (Less):		
Extraordinary loss on debt extinguishment, net of tax	1,536	18,060
Income tax benefit from tax status change	—	(88,000)
Reduced tax provision due to non-taxable status prior to IPO	—	(8,607)
Pro forma effect of debt restructuring	—	6,394
IPO related compensation charge and other	—	804
Recapitalization charge	38,114	—
Pro forma net income available to common stockholders	$ 30,866	$ 49,287
Pro forma diluted income per common share		
Diluted shares outstanding	388,456	46,874
Net income (loss) available to common stockholders	$ 0.08	$ 1.05
EBITDA	$ 6,428	$ 76,301
Add:		
Extraordinary loss on debt extinguishment, net of tax	1,536	18,060
Recapitalization charge	38,114	—
Adjusted EBITDA	$ 46,079	$ 94,361

Note: Figures do not add due to rounding.

The following discussion of our financial condition and results of operations should be read in conjunction with the selected consolidated financial data and consolidated financial statements and notes thereto appearing in the Company's Form 10-K on file with the SEC.

Overview

We design, engineer and fabricate a comprehensive portfolio of heat recovery and auxiliary power equipment and provide related services. The Company's corporate headquarters are located in Tulsa, Oklahoma, with operating facilities in Plymouth, Minnesota; Tulsa, Oklahoma; Fort Smith, Arkansas; Auburn, Massachusetts; Worcester, Massachusetts; Clinton, South Carolina; Monterrey, Mexico; Toluca, Mexico; San Antonio, Mexico; and Heerlen, Netherlands.

On May 13, 1998, GEEG Holdings, L.L.C. was formed as a Delaware limited liability company by the management of Jason Incorporated's power generation products division for the purpose of acquiring the division. In addition to the equity units issued to its management members , GEEG Holdings, L.L.C. issued equity units to other outside investors. On June 5, 1998, GEEG Holdings, L.L.C. acquired Jason Incorporated's power generation division, consisting of Braden Manufacturing L.L.C., Deltak L.L.C. and other subsidiaries.

In July 2000, the owners of GEEG Holdings, L.L.C. sought purchasers for the company, as a result of which, in August 2000, investment entities controlled by Harvest Partners, Inc. (Harvest Partners), acquired control of GEEG Holdings, L.L.C. in a recapitalization transaction. Pursuant to the operating agreement of GEEG Holdings, L.L.C., the representatives of Harvest Partners controlled a majority of the votes on the board of directors.

In addition, under the terms of the recapitalization that was negotiated between GEEG Holdings, L.L.C. and Harvest Partners:

- Harvest Partners' entities contributed $82.0 million in cash and received equity interests in GEEG Holdings, L.L.C. representing an 81.5% voting interest, including equity interest issued in connection with the senior subordinated loan;
- existing investors received approximately $233 million in cash and escrow funds;
- members of management and other investors retained an aggregate 18.5% equity investment in GEEG Holdings, L.L.C.; and
- officers, directors and employees of GEEG Holdings, L.L.C., received approximately $38.1 million in cash in consideration for the cancellation of options.

GEEG Holdings, L.L.C. partially financed the recapitalization with $140.0 million of borrowings under a senior credit facility and a $67.5 million senior subordinated loan.

In October 2000, GEEG Holdings, L.L.C. acquired CFI Holdings, Inc. and its subsidiary, Consolidated Fabricators, Inc., for $25.2 million. The purchase price consisted of (1) $15.2 million in cash and escrow funds, (2) $5.5 million in promissory notes, (3) $2.5 million in earn-out payments and (4) $2.0 million in equity interests in GEEG Holdings, L.L.C.

On May 18, 2001, the Company completed a reorganization, as a result of which Global Power Equipment Group Inc. "GPEG" or the "Company" became the successor to GEEG Holdings, L.L.C. On May 23, 2001, the Company completed its IPO of 7,350,000 shares of its common stock. The beneficial ownership of the Company's common stock immediately after completion of the reorganization transaction, but prior to the closing of the IPO, was identical to the beneficial ownership of the common and preferred units of GEEG Holdings, L.L.C. immediately before the reorganization transaction. As part of the reorganization transaction, the following occurred:

- GEEG Holdings, L.L.C. declared a distribution on its preferred units in an aggregate amount of $6.3 million, which was equal to the accrued and unpaid dividend on those units, which was paid from the proceeds of the offering;
- GEEG Holdings, L.L.C. declared a distribution to its members on account of their remaining fiscal year 2001 tax liability, a portion of which was paid during the second fiscal quarter after completion of the initial public offering. The remaining balance was paid during the fourth fiscal quarter out of available cash; and
- the holders of common and preferred units of GEEG Holdings, L.L.C. exchanged their units for shares of GPEG's common stock.

In connection with the reorganization and the IPO, the Company refinanced a portion of its outstanding indebtedness. The Company used a portion of the net proceeds from the IPO to repay $27.5 million of its outstanding senior subordinated loan and $85.4 million of the outstanding balance of its outstanding senior term loans under its senior credit facility. The Company refinanced the remaining balance on its senior term loans under its senior credit facility using the proceeds of a term A loan under an amended and restated senior credit facility. For additional information, see "Liquidity and Capital Resources" below. This refinancing of the Company's outstanding indebtedness resulted in an approximate $8.4 million after-tax extraordinary loss from the write-off of deferred financing costs and debt discount, as well as prepayment premiums relating to the prepayment of long-term debt. On June 15, 2001, the Company retired the remaining $40.0 million of its senior subordinated loan with the proceeds of a $35.0 million increase to the new term loan facility and $5.0 million on the Company's revolving credit facility. This debt extinguishment resulted in an approximate $9.7 million after-tax extraordinary loss from the write-off of deferred financing costs and debt discount, as well as prepayment premiums relating to the prepayment of long-term debt. These extraordinary loss amounts were charged to earnings in the second quarter.

Results of Operations

The table below represents the operating results of the Company for the periods indicated (in thousands):

	2001	2000	1999
Revenues	$723,504	$416,591	$275,199
Cost of sales	591,958	345,688	226,051
Gross profit	131,546	70,903	49,148
Selling and administrative expenses	40,333	27,045	23,166
Recapitalization charge	—	38,114	—
Amortization expense	1,716	1,250	1,100
Operating income	89,497	4,494	24,882
Interest expense	15,896	12,175	3,410
Income (loss) before income taxes and extraordinary loss	73,601	(7,681)	21,472
Income tax provision (benefit)	22,905	(433)	1,087
Income tax benefit from tax status change	(88,000)	—	—
Income (loss) before extraordinary loss	$138,696	$ (7,248)	$ 20,385

Our fiscal year ends on the last Saturday in December. As a result, references in this report to fiscal year 2001 refers to the fiscal year ended December 29, 2001, fiscal year 2000 refers to the fiscal year ended December 30, 2000, and fiscal year 1999 refers to the fiscal year ended December 25, 1999. The Company uses a 52-/53-week fiscal year ending on the last Saturday in December. The fiscal years 2001, 2000 and 1999 include 52, 53 and 52 weeks, respectively.

Fiscal Year 2001 compared to Fiscal Year 2000

Revenues

Revenues increased 73.7% to $723.5 million for fiscal year 2001 from $416.6 million for fiscal year 2000. This increase is primarily the result of larger multiple unit orders for HRSGs and a significant increase in the volume of auxiliary power equipment products sold. These increases in order size and volume were caused by the higher demand experienced overall in the gas turbine power generation equipment industry. Development of gas turbine power plants continued to increase substantially in 2001 as the number and size of projects grew.

The following table sets forth our segment revenues for fiscal year 2001 and fiscal year 2000 (dollars in thousands):

	Fiscal Year 2001	Fiscal Year 2000	Percentage Change
Heat recovery equipment segment:			
HRSGs	$324,211	$219,649	47.6%
Specialty boilers	118,108	38,995	202.9%
Total segment	$442,319	$258,644	71.0%
Auxiliary power equipment segment:			
Exhaust systems	$123,919	$ 86,228	43.7%
Inlet systems	86,798	52,004	66.9%
Other	70,468	19,715	257.4%
Total segment	$281,185	$157,947	78.0%

The heat recovery equipment segment revenues increased 71.0% to $442.3 million for fiscal year 2001. Revenues for HRSGs increased 47.6% to $324.2 million. Although the volume of orders did not increase significantly, the size of the orders increased which allowed us to recognize significantly higher revenues over the prior year. Revenues for specialty boilers increased by 202.9% to $118.1 million. This increase was due primarily to several larger, multiple unit orders, on which the Company was able to generate substantially increased revenues, as well as the accelerated delivery requirements of its customers.

The auxiliary power equipment segment revenues increased 78.0% to $281.2 million for fiscal year 2001. Revenues for exhaust systems increased by 43.7% to $123.9 million. This increase is due primarily to the increased volume of orders, combined with our ability to handle increased orders through our use of subcontractors to manufacture products. Additional production capacity in Mexico contributed to the Company's increased production and related revenues. Revenues for inlet systems increased by 66.9% to $86.8 million. The significant increase in revenue reflects the third quarter 2001 expansion of our inlet fabrication in Mexico, which allowed us to become more competitively priced and dramatically improved our market share for these products. Revenues for other equipment increased by 257.4% to $70.5 million. A total of $45.8 million of the increase was attributable to the inclusion of revenues from Consolidated Fabricators, Inc., which the Company acquired in October 2000. The Company's focus on the retrofit market, as well as an increased volume of orders and our ability to handle increased orders through our use of subcontractors to manufacture products also contributed to this increase.

The demand for our products and services depends on the continued construction of gas turbine power generation plants. In fiscal year 2001, approximately 84% of our revenues were from sales of equipment and provision of services for gas turbine power plants. The power generation equipment industry has experienced cyclical periods of growth or decline. In periods of decreased demand for new gas turbine power plants, our customers may be more likely to decrease expenditures on the types of products and systems that we supply and, as a result, our sales may decrease. In addition, the gas turbine power industry depends on natural gas. A rise in the price or shortage of natural gas could reduce the profitability of gas turbine power plants, which could adversely affect our sales. Recently, certain issues including lack of financing related to power plant development in the United States have caused the market for our products to decline. While it is believed that the long-term need for power plants, around the world, is substantial, the current demand, in the United States, has slowed considerably in the last quarter of 2001 and the first quarter of 2002. Demand for new power plants, in the rest of the world, will continue to be a good supplemental market for our products.

The following table presents our revenues by geographic region (dollars in millions):

	Fiscal Year 2001		Fiscal Year 2000	
	Revenue	Percent of Total	Revenue	Percent of Total
United States	$646.0	89.3%	$380.4	91.3%
Europe	13.8	1.9%	11.6	2.8%
Asia	6.5	0.9%	11.8	2.8%
Other	57.2	7.9%	12.8	3.1%
Total	$723.5	100.0%	$416.6	100.0%

Revenues in the United States comprised 89.3% of our revenues for fiscal year 2001 and 91.3% for fiscal year 2000. Revenues in the United States increased 69.8% to $646.0 million for fiscal year 2001, primarily as a result of significant increases in the volume of products sold. This volume increase was caused primarily by the increase in demand experienced overall in the U.S. gas turbine power generation equipment industry. This increase in industry demand reflected the continued increase in demand for electricity and the lack of sufficient power generation facilities in the United States. Revenues in Asia decreased by 44.9% to $6.5 million for fiscal year 2001. The projects being sold in this region, this year and last, are generally smaller, short-term projects which will cause these fluctuations to occur. Other revenues increased 346.9% to $57.2 million for fiscal year 2001 compared to fiscal year 2000, with several projects in South America and Canada contributing to the increase.

Gross Profit

Gross profit increased 85.5% to $131.5 million for fiscal year 2001 from $70.9 million for fiscal year 2000 as a result of the increase in our revenues. Gross profit as a percentage of revenues increased to 18.2% in fiscal year 2001 from 17.0% in fiscal year 2000, reflecting benefits of concentrating increased production in lower cost countries.

Selling and Administrative Expenses

Selling and administrative expenses increased 49.3% to $40.3 million for fiscal year 2001 from $27.0 million for fiscal year 2000. Of this increase, (1) $4.7 million resulted from the hiring of additional sales and administrative personnel in connection with the growth of our business, (2) $4.3 million resulted from the inclusion of selling and administrative expenses of Consolidated Fabricators, Inc. (3) $0.9 million of the increase resulted from an expense related to the immediate vesting of certain options granted at exercise prices deemed less than fair value at the date of grant, (4) $1.3 million of the increase resulted from insurance, professional, and other costs related to becoming a public company, and (5) additional incentive compensation costs reflecting the improved operating performance accounted for $1.3 million of the increase. Although our bad debt experience historically has been low, the provision for bad debts increased by a total of $0.5 million due to uncertainty as to collection of amounts due on several small projects. Changes in our provision for bad debts primarily are impacted by the circumstances relative to specific projects, and not by the overall growth of our business. As a result, whether any increase in the provision will be required in future periods largely will depend on the status of particular projects at the time. As a percentage of revenues, selling and administrative expenses decreased to 5.6% for fiscal year 2001 from 6.5% for the comparable prior period as a result of our revenues growing at a higher rate than the expenses. With the significant growth in revenues being driven by larger project size and not numbers of orders, we were able to reduce our selling and administrative expenses as a percentage of revenues.

Operating Income

Operating income increased to $89.5 million for fiscal year 2001 from $4.5 million in fiscal year 2000. This increase was partially due to the $38.1 million non-recurring recapitalization charge in 2000 relating to cash payments made to officers, directors and employees for option cancellations in connection with the August 2000 recapitalization discussed above. Excluding this charge, operating income would have been $42.6 million in fiscal year 2000, resulting in an increase for 2001 of 110.1% compared to fiscal year 2000. The increase in revenues, and associated gross profit, together with the decrease in selling and administrative expenses as a percent of revenues, contributed to this increase in operating income.

Interest Expense

Interest expense increased to $15.9 million for fiscal year 2001 from $12.2 million for fiscal year 2000. This increase is due primarily to the additional borrowings incurred in connection with the August 2000 recapitalization impacting the first half of 2001. In addition to the increased borrowings, we incurred a $1.9 million expense in the second quarter of 2001 related to cost associated with the termination of an interest rate protection collar entered into in connection with the August 2000 recapitalization. Over $100 million of the additional debt related to our August 2000 recapitalization has been subsequently paid off with proceeds from the initial public offering transaction and with funds provided from operations.

Income Taxes

GEEG Holdings, L.L.C. and its primary operating subsidiaries were limited liability companies prior to the reorganization, and were treated as partnerships for income tax purposes. As a result, no income tax provision was made with respect to these entities for periods prior to May 18, 2001. However, because some of GEEG Holdings, L.L.C.'s subsidiaries are corporations, our historical consolidated financial statements reflect a small income tax provision (benefit).

As a result of the reorganization transaction, we became subject to corporate federal and state income taxes for the period from May 18, 2001 through December 29, 2001. Also, as a result of the change in our tax status in connection with the reorganization, we recorded an income tax benefit and related deferred tax asset of $88.0 million, which primarily represents the excess tax basis over book basis related to the August 2000 recapitalization. The amortization of the deferred tax benefit related to the August 2000 recapitalization will allow us to reduce cash paid for future taxes by approximately $5.6 million annually, but will not reduce future income tax expense. For informational purposes, our consolidated statements of income for the periods prior to May 18, 2001 include pro forma income on an after-tax basis assuming we had been taxed as a corporation since December 27, 1998. We did not have any net operating loss carryforwards at December 29, 2001. The Company is currently reflecting a 39.0% effective tax rate in the tax provision.

Backlog

Backlog increased to $556.8 million at December 29, 2001 compared to $464.6 million at December 30, 2000. We believe that up to $529.9 million or 95.2% of our backlog at the end of fiscal year 2001 will be recognized as a portion of our revenues during the next 12 months. Our backlog consists of firm orders from our customers for projects in progress. Backlog does not include preliminary or speculative projects. Bookings of projects can only be reflected in the backlog when the customers have made a firm commitment. Backlog may vary significantly from quarter to quarter due to the timing of that commitment.

Fiscal Year 2000 compared to Fiscal Year 1999

Revenues

Revenues increased 51.4% to $416.6 million for fiscal year 2000 from $275.2 million for fiscal year 1999. This increase is primarily the result of larger multiple unit orders for HRSGs and a significant increase in the volume of auxiliary power equipment products sold. These increases in order size and volume were caused by the higher demand experienced overall in the gas turbine power generation equipment industry. Development of gas turbine power plants continued to increase substantially in 2000 as the number and size of projects grew.

The following table sets forth our segment revenues for fiscal year 2000 and fiscal year 1999 (dollars in thousands):

	Fiscal Year 2000	Fiscal Year 1999	Percentage Change
Heat recovery equipment segment:			
HRSGs	$219,649	$134,036	63.9%
Specialty boilers	38,995	51,538	– 24.3%
Total segment	$258,644	$185,574	39.4%
Auxiliary power equipment segment:			
Exhaust systems	$ 86,228	$ 54,722	57.6%
Inlet systems	52,004	22,550	130.6%
Other	19,715	12,353	59.6%
Total segment	$157,947	$ 89,625	76.2%

The heat recovery equipment segment revenues increased 39.4% to $258.6 million for fiscal year 2000. Revenues for HRSGs increased 63.9% to $219.7 million. Although the volume of orders did not increase significantly, the size of the orders increased to allow us to recognize significantly higher revenues over the prior year. Revenues for specialty boilers decreased by 24.3% to $39.0 million. This decrease is due primarily to the fact that fiscal year 1999 results included $21.8 million in revenues from one order delivered during that year.

The auxiliary power equipment segment revenues increased 76.2% to $157.9 million for fiscal year 2000. Revenues for exhaust systems increased by 57.6% to $86.2 million. This increase is due primarily to the increased volume of orders, combined with our ability to handle increased orders through our use of subcontractors to manufacture products. Revenues for inlet systems increased by 130.6% to $52.0 million. This increase is due primarily to the increased volume of orders, with a broader scope of equipment included in each order. Revenues for other equipment increased by 59.6% to $19.7 million. This increase is due primarily to our focus on the retrofit market, which has provided us with access to a broader customer base.

The following table presents our revenues by geographic region (dollars in millions):

	Fiscal Year 2000		Fiscal Year 1999	
	Revenue	Percent of Total	Revenue	Percent of Total
United States	$380.4	91.3%	$208.1	75.6%
Asia	11.8	2.8%	37.0	13.4%
Europe	11.6	2.8%	17.6	6.4%
Other	12.8	3.1%	12.5	4.6%
Total	$416.6	100.0%	$275.2	100.0%

Revenues in the United States comprised 91.3% of our revenues for fiscal year 2000 and 75.6% for fiscal year 1999. Revenues in the United States increased 82.8% to $380.4 million for fiscal year 2000, primarily as a result of significant increases in the volume of products sold. This volume increase was caused primarily by the increase in demand experienced overall in the U.S. gas turbine power generation equipment industry. This increase in industry demand reflected the rapid increase in demand for electricity and lack of sufficient power generation facilities in the United States. Revenues in Asia decreased by 68.1% to $11.8 million for fiscal year 2000 as a result of that region's economic instability and decline in power plant construction.

Gross Profit

Gross profit increased 44.3% to $70.9 million for fiscal year 2000 from $49.1 million for fiscal year 1999 as a result of the increase in our revenues. Gross profit as a percentage of revenues decreased slightly to 17.0% in fiscal year 2000 from 17.9% in fiscal year 1999.

Selling and Administrative Expenses

Selling and administrative expenses increased 16.7% to $27.0 million for fiscal year 2000 from $23.2 million for fiscal year 1999. Of this increase, $1.5 million resulted from the hiring of additional sales and administrative personnel in connection with the growth of our business. A total of $1.0 million of the increase resulted from outside sales representative commissions associated with the increased revenue volume. Although our bad debt experience historically has been low, the provision for bad debts increased by a total of $0.8 million, due to uncertainty as to collectability of amounts due on several projects. Changes in our provision for bad debts primarily are impacted by the circumstances related to specific projects, and not by the overall growth of our business. As a result, whether any increase in the provision will be required in future periods largely will depend on the status of particular projects at the time. As a percentage of revenues, selling and administrative expenses decreased to 6.5% for fiscal year 2000 from 8.4% for the comparable prior period as a result of our revenues growing at a higher rate than the expenses. With the significant growth in revenues being driven by larger project size and not numbers of orders, we were able to reduce our selling and administrative expenses as a percentage of revenues.

Operating Income

Operating income decreased to $4.5 million for fiscal year 2000 from $24.9 million in fiscal year 1999. This decrease was the result of the $38.1 million non-recurring recapitalization charge relating to cash payments made to officers, directors and employees for option cancellations in connection with the August 2000 recapitalization discussed above. Excluding this charge, operating income would have been $42.6 million, or an increase of 71.2% compared to fiscal year 1999. The increase in revenues, and associated gross profit, together with the decrease in selling and administrative expenses as a percent of revenues, contributed to this increase in operating income.

Interest Expense

Interest expense increased to $12.2 million for fiscal year 2000 from $3.4 million for fiscal year 1999. This increase is due primarily to the additional borrowings incurred in connection with the August 2000 recapitalization.

Income Taxes

GEEG Holdings, L.L.C. and its primary operating subsidiaries were limited liability companies during fiscal year 2000 and fiscal year 1999 and were treated as partnerships for income tax purposes. As a result, no income tax provision (benefit) was made with respect to these entities for fiscal year 2000 or fiscal year 1999. However, because some of GEEG Holdings, L.L.C.'s subsidiaries are corporations, our historical consolidated financial statements reflect a small income tax provision (benefit). For informational purposes, our consolidated statements of income for the periods prior to May 18, 2001 include pro forma income on an after-tax basis assuming we had been taxed as a corporation since December 27, 1998. We did not have any net operating loss carryforwards at December 30, 2000.

Backlog

Backlog increased to $464.6 million at December 30, 2000 compared to $289.4 million at December 25, 1999. Our backlog consists of firm orders from our customers for projects in progress. Backlog does not include preliminary or speculative projects. Bookings of projects can only be reflected in the backlog when the customers have made firm commitment. Backlog may vary significantly from quarter to quarter due to the timing of that commitment.

Liquidity and Capital Resources

Our primary sources of cash are net cash flow from operations and borrowings under the amended and restated senior credit facility. Our primary uses of this cash are principal and interest payments on indebtedness, capital expenditures and general corporate purposes..

Operating Activities

Net cash provided by operations decreased 51.6% to $12.0 million for fiscal year 2001 from $24.8 million for fiscal year 2000. The decrease in net operating cash flow is due to an increase in working capital primarily caused by fluctuations in the timing of billings to customers. Large progress billings to customers for five large Heat Recovery projects at the end of December contributed $16.9 million to this increase in working capital. Additional cash requirements on the same five large Heat Recovery projects, with delayed billing terms, accounted for approximately $49.9 million of the increase in the costs in excess of billings. These projects comprised a significant portion of the fabrication schedule for the third and fourth quarters of 2001, and were part of an advantageous multiple unit arrangement with progress billings less favorable than our normal terms. Planned fluctuations in our cash requirements for projects such as these will occur from time to time. Our $75 million revolving credit facility is available to accommodate these fluctuations. At the end of fiscal year 2001, we had utilized $8.6 million of the revolver to finance our working capital needs, leaving an available balance of $33.8 million, after taking into account outstanding letters of credit of $32.6 million. Net cash provided by operations decreased 37.2% to $24.8 million for fiscal year 2000 from $39.5 million for fiscal year 1999. The decrease in net operating cash flow resulted primarily from the non-recurring $38.1 million recapitalization charge relating to option cancellation payments made in connection with the August 2000 recapitalization. This decrease was partially offset by a reduction in working capital.

Investing Activities

Net cash used for investing activities decreased to $11.6 million for fiscal year 2001 from $19.8 million for fiscal year 2000. In fiscal year 2001 the cash was primarily used for the January 2001 acquisition of a manufacturing facility in Mexico. In fiscal year 2000 it was used for the acquisition of CFI Holdings, Inc. Fiscal year 1999 investing activities provided $1.4 million.

Financing Activities

Net cash used for financing activities was $24.3 million in fiscal year 2001 and net cash provided by financing activities was $10.2 million in fiscal year 2000. The net impact of the IPO and related financing of our bank credit facilities, as described above, were the major sources and uses for fiscal year 2001 while the August 2000 recapitalization is the primary transaction during fiscal year 2000. Net cash used for financing activities was $39.5 million in fiscal year 1999. In fiscal year 1999, cash was used to prepay long-term debt, to make tax distributions to members of GEEG Holdings, L.L.C. and to redeem preferred units.

To finance the August 2000 recapitalization, GEEG Holdings, L.L.C. incurred indebtedness of $207.5 million consisting of: (1) a $30.0 million term loan under its senior credit facility maturing in July 2006, (2) a $110.0 million term loan under its senior credit facility maturing in July 2008 and (3) a $67.5 million senior subordinated loan maturing in August 2010. In October, 2000, GEEG Holdings, L.L.C. borrowed an additional $15.0 million under the senior credit facility in the form of a term loan which was to mature July 2006. This loan was used to fund a portion of the acquisition of CFI Holdings, Inc. The senior credit facility also included a revolving loan facility of $55.0 million. At December 30, 2000, a total of $154.2 million was outstanding under the senior credit facility.

The Company used a portion of the net proceeds of the IPO to (i) repay approximately $86.3 million of its outstanding indebtedness under the senior credit facility, including accrued and unpaid interest of $0.9 million, (ii) repay $27.5 million of its senior subordinated loan, plus accrued and unpaid interest, and (iii) pay related prepayment premiums, fees and expenses that amounted to an $8.4 million after-tax extraordinary loss. The Company extinguished the remaining borrowings under the senior credit facility outstanding after the application of the net proceeds of the IPO by using the proceeds of new loans under an amended and restated senior credit facility described below.

In connection with the IPO, the Company entered into an amended and restated senior credit facility from a syndicate of lenders. The amended and restated senior credit facility provided for term loans of up to $60.0 million and a revolving credit facility of up to $75.0 million. The amended and restated senior credit facility was further amended on June 15, 2001 to provide for term loans of up to $95.0 million. Outstanding loans under the amended and restated senior credit facility mature in May 2005. The Company utilized $60.0 million of term loans to pay remaining borrowings under the old senior credit facility and $35.0 million of term loans and $15.0 million under the revolving facility to pay off the remaining $40.0 million senior subordinated loan outstanding and accrued interest and prepayment penalties. As a result of this debt extinguishment, the Company recorded an additional $9.7 million after-tax extraordinary loss.

At December 29, 2001, the Company had $91.4 million outstanding under the term loan and $8.6 million outstanding under the revolver. Letters of credit totaling $32.6 million were issued and outstanding at the end of 2001.

At the Company's option, amounts borrowed under the amended and restated senior credit facility will bear interest at either the Eurodollar rate or an alternate base rate, plus, in each case, an applicable margin. The applicable margin will range from 1.0% to 2.25% in the case of a Eurodollar based loan and from 0% to 1.25% in the case of a base rate loan, in each case, based on a leverage ratio. At December 29, 2001 the term debt of $91.4 million bore interest at an average rate of 3.29% while the revolver's average interest rate was 5.00%.

The Company's amended and restated senior credit facility:

- is guaranteed by all of its domestic subsidiaries;

- is secured by a lien on all its and its domestic subsidiaries' property and assets, including, without limitation, a pledge of all capital stock owned by it and its domestic subsidiaries, subject to a limitation of 65% of the voting stock of any foreign subsidiary;

- requires the Company to maintain minimum interest and fixed charge coverage ratios and limit its maximum leverage; and

- among other things, restricts the Company's ability to (1) incur additional indebtedness, (2) sell assets other than in the ordinary course of business, (3) pay dividends in excess of 25% of its cumulative net income from January 1, 2001 through the most recent fiscal quarter end, subject to leverage and liquidity thresholds and other customary restrictions, (4) make capital expenditures in excess of $13 million in fiscal year 2001 or $10 million in any fiscal year, thereafter, with adjustments for carry-overs from the previous year, (5) make investments and acquisitions and (6) enter into mergers, consolidations or similar transactions.

Because our financial performance is impacted by various economic, financial, and industry factors, we cannot say with certainty whether we will satisfy these covenants in the future. Noncompliance with these covenants would constitute an event of default, allowing the lenders to accelerate the repayment of any borrowings outstanding under the related amended and restated senior credit facility. While no assurances can be given, we believe that we would be able to successfully negotiate amended covenants or obtain waivers if an event of default were imminent; however, we might be required to make certain financial concessions. Our business, results of operations and financial condition may be adversely affected if we were unable to successfully negotiate amended covenants or obtain waivers on acceptable terms.

In April 2001, GEEG Holdings, L.L.C. declared a distribution equal to $5.0 million to its members on account of their first quarter fiscal year 2001 tax liability. In addition, in connection with the reorganization transaction, the Company declared (1) a distribution on account of its members' estimated remaining fiscal year 2001 tax liability and (2) a distribution on its preferred units in an aggregate amount of $6.3 million equal to the accrued and unpaid dividends on those units. The Company paid these distributions on May 24, 2001, after the closing of the IPO. The Company used a portion of the net proceeds from the IPO to pay the preferred distribution.

Cash Obligations

Under various agreements, we are obligated to make future cash payments in fixed amounts. These include payments under our amended and restated senior credit facility and rent payments required under operating lease agreements.

The following table summarizes our fixed cash obligations as of December 29, 2001 over various future periods (in thousands):

	Payments due by Period				
Contractual Cash obligations	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Long-term Debt	$15,505	$53,325	$35,699	$1,100	$105,629
Operating Leases	2,875	4,151	2,170	3,858	13,054
Total Contractual Cash Obligations	$18,380	$57,476	$37,869	$4,958	$118,683

Also, at December 29, 2001 we had a contingent liability for stand-by letters of credit totaling $32.6 million that have been issued and are outstanding. Currently, there are no amounts drawn upon these letters of credit.

At December 29, 2001, the Company had available cash on hand of approximately $2.4 million and approximately $33.8 million of available capacity under its revolving credit facility. The Company anticipates that it will generate sufficient cash flows from operations to satisfy its cash commitments and capital requirements for fiscal year 2002 and to pay off the outstanding balance of the revolving credit facility; however, it may utilize borrowings under the revolving credit facility to supplement its cash requirements from time to time. The Company estimates that capital expenditures in fiscal year 2002 will be approximately less than half of the total capital expenditures made in 2001. The amount of cash flows generated from operations is subject to a number of risks and uncertainties, including the continued construction of gas turbine power generation plants as well as other risks described under "Item 1. Business- Risk Factors" in the Company's Form 10-K on file with the SEC. In fiscal 2002, the Company may actively seek and consider acquisitions of or investments in complementary businesses, products or services. The consummation of any acquisitions could affect the Company's liquidity profile and level of outstanding debt and equity securities. In the event the Company desires to engage in any of these activities, there is no assurance that financing will be available in amounts or terms that are acceptable.

Critical Accounting Policies

The following discussion of accounting policies is intended to supplement the Summary of Significant Accounting Policies presented as Note 2 to the consolidated financial statements, included in "Item 8. Financial Statements and Supplementary Data" in the Company's Form 10-K on file with the SEC. These policies were selected because a fluctuation in actual results versus expected results could materially affect our operating results and because the policies require significant judgments and estimates to be made each quarter. Our accounting related to these policies is initially based on our best estimates at the time of original entry in our accounting records. Adjustments are periodically recorded when our actual experience differs from the expected experience underlying the estimates. These adjustments could be material if our experience were to change significantly in a short period of time. We regularly, on a monthly basis, compare our actual experience and expected experience in order to further mitigate the likelihood of material adjustments.

Revenue Recognition — GPEG currently has two segments: Heat Recovery Equipment and Auxiliary Power Equipment. Revenues and cost of sales for our Heat Recovery Equipment segment are recognized on the percentage-of-completion method based on the percentage of actual hours incurred to date in relation to total estimated hours for each contract. Our estimate of the total hours to be incurred at any particular time has a significant impact on the revenue recognized for the respective period. The percentage-of-completion method is only allowed under certain circumstances in which the revenue process is long-term in nature (often in excess of one year), the products sold are highly customized and a process is in place whereby revenues, costs and margins can be accurately estimated. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income, and the effects of such revisions are recognized in the period that the revisions are determined. Under percentage-of-completion accounting, management must also make key judgments in areas such as percent complete, estimates of project costs and margin, estimates of total and remaining project hours and liquidated damages assessments. A one percent fluctuation of our estimate of percent complete could increase or decrease revenues by approximately $4.0 million based on 2001 total revenues.

Revenues for our Auxiliary Power Equipment segment are recognized on the completed-contract method due to the short-term nature of the product production period. Under this method, no revenue can be recognized until the contract is complete and the customer takes risk of loss and title.

Nearly all of our contracts are entered into on a fixed-price basis. As a result, we benefit from cost savings, but have limited ability to recover for any cost overruns, except in those contracts where the scope has changed. Contract prices are established based in part on our projected costs, which are subject to a number of assumptions. The costs that we incur in connection with each contract can vary, sometimes substantially, from our original projections. A large portion (averaging between 60-80%) of our costs are also contracted on a fixed-price basis with our vendors and subcontractors at the same time we commit to our customers. Because of the large scale and long duration of our contracts, unanticipated changes may occur, such as customer budget decisions, design changes, delays in receiving permits and cost increases, which may delay delivery of our products. In addition, under our contracts, we often are subject to liquidated damages for late delivery. Unanticipated cost increases or delays may occur as a result of several factors, including:

- increases in the cost, or shortages, of components, materials or labor;
- unanticipated technical problems;
- required project modifications not initiated by the customer; and
- suppliers' or subcontractors' failure to perform.

Cost overruns that we cannot pass on to our customers or the payment of liquidated damages under our contracts will lower our earnings.

Warranty — Estimated costs related to product warranty are accrued as revenue is recognized and included in cost of sales. Estimated costs are based upon past warranty claims and sales history. Warranty terms vary by contract but generally provide for a term of 12 to 18 months after shipment. We manage our exposure to warranty claims by having our field service and quality assurance personnel regularly monitor our projects and maintain ongoing and regular communications with the customer.

Goodwill and Impairment of Long-Lived Assets — We perform impairment analyses on our recorded goodwill and long-lived assets whenever events and circumstances indicate that they may be impaired. During 2001, we did not record any impairment provisions. We also believe that no impairment will exist due to the adoption of Statement of Financial Accounting Standards (SFAS) 141 and 142.

Related Parties

Affiliates of Harvest Partners, Inc. are our largest stockholders. In addition, two of the directors that serve on our board are representatives of Harvest Partners. During 2001, we incurred consultation expenses from them in the amount of $0.9 million. In addition, we paid them $0.5 million for assistance in obtaining the amended and restated senior credit facility following the close of our IPO. We are contractually committed to annual payments of management fees of $1.2 million per year through 2003.

Recent Accounting Pronouncements

On June 29, 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets." Major provisions of these statements are as follows: all business combinations initiated after June 30, 2001 must use the purchase method of accounting; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability; goodwill and intangible assets with indefinite lives are tested for impairment annually, except in certain circumstances, and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting; and effective December 30, 2001, goodwill will no longer be subject to amortization. Although there will be no cash flow effect, management believes amortization expense will decrease by approximately $1.6 million in fiscal year 2002, compared to the amortization that would have been recorded had the new accounting standard not been issued. Additionally, the Company does not believe that any goodwill is impaired.

We adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective December 31, 2000. This standard establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or a liability measured at fair value. SFAS 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. The impact of adopting SFAS 133 was not material.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks. Market risk is the potential loss arising from adverse changes in market prices and interest and foreign currency rates. We do not enter into derivative or other financial instruments for speculative purposes. Our market risk could arise from changes in interest rates and foreign currency exchange.

Interest Rate Risk

We are subject to market risk exposure related to changes in interest rates. Assuming our current level of borrowings, a 100 basis point increase in interest rates under these borrowings would have increased our interest expense for 2001 by approximately $0.9 million. During 2001, we managed our exposure to interest rate fluctuations on our variable rate debt through the use of an interest rate collar agreement with a notional amount of $77.1 million until July 2001, when the collar agreement was terminated. With the rapid decreases in interest rates through the first seven months of 2001, the obligation under the collar increased to approximately $1.9 million. In July of 2001, we decided to terminate the collar agreement, rather than incur further costs related to reductions in interest rates going forward. As a result, the interest expense for the second and third quarters of 2001 included $1.4 million and $0.5 million, respectively, to reflect the mark to market of the collar.

Foreign Currency Exchange Risk

Portions of our operations are located in foreign jurisdictions including Europe and Mexico. Our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. In addition, sales of products and services are affected by the value of the U.S. dollar relative to other currencies. Periodically we manage our foreign currency exposure through the use of foreign currency option contracts. No such contracts were in place at December 29, 2001.

CONSOLIDATED BALANCE SHEETS

(in thousands)	December 29, 2001	December 30, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,435	$ 26,308
Accounts receivable, net of allowance of $2,385 and $1,841	123,182	67,798
Inventories	5,973	4,769
Costs and estimated earnings in excess of billings	131,355	70,229
Deferred tax assets	19,068	—
Other current assets	1,920	1,833
Total current assets	283,933	170,937
Property, plant and equipment, net	27,810	19,433
Deferred tax assets	71,454	—
Goodwill, net	45,000	45,879
Other assets, principally deferred financing costs	2,434	9,444
Total assets	$430,631	$ 245,693
LIABILITIES AND EQUITY (DEFICIT)		
Current liabilities:		
Current maturities of long-term debt	$ 15,505	$ 3,963
Accounts payable	56,005	38,055
Accrued compensation and employee benefits	11,838	8,282
Accrued warranty	16,489	9,720
Billings in excess of costs and estimated earnings	145,522	119,110
Other current liabilities	17,968	9,002
Total current liabilities	263,327	188,132
Long-term debt, net of current maturities	90,124	215,131
Commitments and contingencies (Notes 8, 11 and 12)		
Members' equity (deficit)	—	(157,570)
Stockholders' equity		
Preferred stock, $0.01 par value, 5,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized, 43,953,340 shares issued and outstanding	440	—
Paid-in capital deficit	(28,329)	—
Accumulated comprehensive loss	(80)	—
Retained earnings	105,149	—
Total stockholders' equity	77,180	—
Total liabilities and equity	$430,631	$ 245,693

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands, except per share amounts)	For the Year Ended December 29, 2001	For the Year Ended December 30, 2000	For the Year Ended December 25, 1999
Revenues	$723,504	$416,591	$275,199
Cost of sales	591,958	345,688	226,051
Gross profit	131,546	70,903	49,148
Selling and administrative expenses	40,333	27,045	23,166
Recapitalization charge (Note 3)	—	38,114	—
Amortization expense	1,716	1,250	1,100
Operating income	89,497	4,494	24,882
Interest expense	15,896	12,175	3,410
Income (loss) before income taxes and extraordinary loss	73,601	(7,681)	21,472
Income tax provision (benefit)	22,905	(433)	1,087
Income tax benefit from tax status change	(88,000)	—	—
Income (loss) before extraordinary loss	138,696	(7,248)	20,385
Extraordinary loss on debt extinguishment, net of tax	(18,060)	(1,536)	—
Net income (loss)	120,636	(8,784)	20,385
Preferred dividend	(2,947)	(3,386)	(420)
Net income (loss) available to common stockholders	$117,689	$ (12,170)	$ 19,965
Basic income (loss) per common share			
Income (loss) before extraordinary loss	$ 3.46	$ (0.03)	$ 0.03
Extraordinary loss	(0.46)	—	—
Net income (loss) available to common stockholders	$ 3.00	$ (0.03)	$ 0.03
Diluted income (loss) per common share			
Income (loss) before extraordinary loss	$ 3.31	$ (0.03)	$ 0.03
Extraordinary loss	(0.44)	—	—
Net income (loss) available to common stockholders	$ 2.87	$ (0.03)	$ 0.03
Unaudited pro forma amounts to reflect pro forma income taxes and adjustment of tax benefit from tax status change (Note 2)			
Income (loss) before income taxes and extraordinary loss	$ 73,601	$ (7,681)	$ 21,472
Income tax provision (benefit)	28,704	(3,003)	8,329
Income (loss) before extraordinary items and income tax benefit from tax status change	$ 44,897	$ (4,678)	$ 13,143
Income (loss) per common share before extraordinary loss			
Basic income (loss) per common share	$ 1.14	$ (0.01)	$ 0.02
Diluted income (loss) per common share	1.09	(0.01)	0.02
Net income (loss)	$120,636	$ (8,784)	$ 20,385
Foreign currency translation adjustments	(23)	(17)	(77)
Comprehensive income (loss)	$120,613	$ (8,801)	$ 20,308

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	For the Year Ended December 29, 2001	For the Year Ended December 30, 2000	For the Year Ended December 25, 1999
Operating activities:			
Net income (loss)	$ 120,636	$ (8,784)	$ 20,385
Adjustments to reconcile net income (loss) to net cash provided by operating activities-			
Extraordinary loss	18,060	1,536	—
Income tax benefit from tax status change	(88,000)	—	—
Depreciation and amortization	6,684	4,311	3,126
Deferred income taxes	(1,799)	—	—
Changes in operating items (Note 13)	(43,563)	27,726	15,955
Net cash provided by operating activities	12,018	24,789	39,466
Investing activities:			
Purchases of property, plant, and equipment, net	(11,559)	(2,187)	(2,375)
Proceeds from sale of assets	—	—	3,768
Acquisition, net of cash acquired	—	(17,653)	—
Net cash provided by (used in) investing activities	(11,559)	(19,840)	1,393
Financing activities:			
Proceeds from issuance of long-term debt	233,107	221,825	—
Payments on long-term debt	(369,665)	(31,950)	(17,017)
Net proceeds from stock issuance	131,243	—	—
Proceeds from sale of preferred units	—	68,429	—
Proceeds from sale of common units	—	7,675	—
Redemption of equity instruments	—	(232,838)	(9,461)
Preferred dividends	(6,334)	—	—
Member tax distribution	(11,374)	(14,427)	(12,991)
Increase in deferred financing costs	(1,309)	(8,468)	—
Net cash provided by (used in) financing activities	(24,332)	10,246	(39,469)
Net increase (decrease) in cash and cash equivalents	(23,873)	15,195	1,390
Cash and cash equivalents, beginning of period	26,308	11,113	9,723
Cash and cash equivalents, end of period	$ 2,435	$ 26,308	$ 11,113

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Mandatorily Redeemable Preferred Units		Common units					
			Series A		Series B		Junior	
(in thousands, except unit and share amounts)	Number of Units	Amount	Number of Units	Amount	Number of Units	Amount	Number of Units	Amount
Balance, December 26, 1998	90,900	$ 9,510	17,447,702	$1,105	2,368,254	$150	2,709,554	$10
Preferred dividend	—	420	—	—	—	—	—	—
Redemption of preferred units	(90,900)	(9,930)	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—
Tax distributions	—	—	—	—	—	—	—	—
Balance, December 25, 1999	—	—	17,447,702	1,105	2,368,254	150	2,709,554	10
Purchase and conversion of equity instruments	183,600	18,360	(17,243,702)	935	(2,368,254)	(150)	(2,709,554)	(10)
Issuance of preferred units	825,368	77,166	—	—	—	—	—	—
Issuance of common units	—	—	918,280	8,646	—	—	—	—
Preferred dividend	—	3,386	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—
Tax distributions	—	—	—	—	—	—	—	—
Balance, December 30, 2000	1,008,968	98,912	1,122,280	10,686	—	—	—	—
Preferred dividend	—	2,947	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—
Preferred distribution	—	(6,334)	—	—	—	—	—	—
Tax distributions	—	—	—	—	—	—	—	—
Exchange of membership units for common shares	(1,008,968)	(95,525)	(1,122,280)	(10,686)	—	—	—	—
Effect of reorganization (see note 5)	—	—	—	—	—	—	—	—
Issuance of common stock	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—
Balance, December 29, 2001	—	$ —	—	$ —	—	$ —	—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Warrants	Notes Receivable from Members	Common Stock Shares	Common Stock Amount	Paid-in Capital Deficit	Retained Earnings	Accumulated Undistributed Earnings (Deficit)	Other Comprehensive Income	Total
$134	$(469)	—	$ —	$ —	$ —	$ 1,866	$ 37	$ 12,343
—	—	—	—	—	—	(420)	—	—
—	469	—	—	—	—	—	—	(9,461)
—	—	—	—	—	—	—	(77)	(77)
—	—	—	—	—	—	20,385	—	20,385
—	—	—	—	—	—	(12,991)	—	(12,991)
134	—	—	—	—	—	8,840	(40)	10,199
(134)	—	—	—	—	—	(251,839)	—	(232,838)
—	—	—	—	—	—	—	—	77,166
—	—	—	—	—	—	—	—	8,646
—	—	—	—	—	—	(3,386)	—	—
—	—	—	—	—	—	—	(17)	(17)
—	—	—	—	—	—	(8,784)	—	(8,784)
—	—	—	—	—	—	(11,942)	—	(11,942)
—	—	—	—	—	—	(267,111)	(57)	(157,570)
—	—	—	—	—	—	(2,947)	—	—
—	—	—	—	—	841	52	—	893
—	—	—	—	—	—	—	—	(6,334)
—	—	—	—	—	—	(11,665)	—	(11,665)
—	—	36,603,340	366	105,845	—	—	—	—
—	—	—	—	(265,343)	—	265,343	—	—
—	—	7,350,000	74	131,169	—	—	—	131,243
—	—	—	—	—	—	—	(23)	(23)
—	—	—	—	—	104,308	16,328	—	120,636
$ —	$ —	43,953,340	$440	$ (28,329)	$ 105,149	$ —	$ (80)	$ 77,180

1. BUSINESS AND ORGANIZATION

Global Power Equipment Group Inc. and Subsidiaries (the "Company" or "GPEG", formerly GEEG Holdings, L.L.C.) designs, engineers and manufactures heat recovery and auxiliary power equipment. Our products include:

- heat recovery steam generators;
- filter houses;
- inlet systems;
- gas and steam turbine enclosures;
- exhaust systems;
- diverter dampers; and
- specialty boilers and related products

The Company's corporate headquarters are located in Tulsa, Oklahoma, with operating facilities in Plymouth, Minnesota; Tulsa, Oklahoma; Fort Smith, Arkansas; Auburn, Massachusetts; Worcester, Massachusetts; Clinton, South Carolina; Monterrey, Mexico; Toluca, Mexico; San Antonio, Mexico; and Heerlen, Netherlands.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Global Power Equipment Group Inc. and its wholly owned and majority owned subsidiaries: Deltak, L.L.C. (Deltak); Deltak Construction Services, Inc.; Deltak Europe-BV; Deltak Israel, Ltd.; Shenzhen Deltak Energy Systems Co. Ltd.; Braden Manufacturing, L.L.C. (Braden); Braden Construction Services, Inc.; Braden Europe-BV; Braden Manufacturing S.A. de C.V.; CFI Holdings, Inc.; Consolidated Fabricators, Inc. (CFI) and CFI Mexicana, S.A. de C.V. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year End

The Company uses a 52-/53-week fiscal year ending on the last Saturday in December. For the purposes of these notes to the consolidated financial statements, the fiscal years ended December 29, 2001, December 30, 2000 and December 25, 1999 are referred to as 2001, 2000 and 1999, respectively. The fiscal years 2001, 2000 and 1999 include 52, 53 and 52 weeks, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments which are convertible into known amounts of cash and have original maturities of three months or less to be cash equivalents. Cash equivalents consist primarily of investments in commercial paper.

Inventories

Inventories consist of raw materials and are stated at the lower of first-in, first-out cost or market.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost, less accumulated depreciation. Depreciation is calculated using the straight-line method for financial reporting purposes over the estimated useful lives.

The Company's property, plant and equipment balances, by significant asset category, are as follows:

(in thousands)	December 29, 2001	December 30, 2000	Lives
Land	$ 2,817	$ 2,033	—
Buildings and improvements	14,207	9,422	5-39 years
Machinery and equipment	14,195	9,504	5-12 years
Furniture and fixtures	4,717	3,416	3-10 years
	35,936	24,375	
Less-Accumulated depreciation	(8,126)	(4,942)	
Property, plant and equipment, net	$27,810	$19,433	

Depreciation expense for 2001, 2000 and 1999 was $3.1 million, $2.2 million and $2.0 million, respectively. Costs of significant additions, renewals and betterments are capitalized. When an asset is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the gain or loss on disposition is reflected in earnings. Maintenance and repairs are charged to operations when incurred.

Goodwill

Goodwill represents the costs of acquisitions in excess of the fair value of the net assets acquired and was historically amortized using the straight-line method over 30 years. Accumulated amortization as of December 29, 2001 and December 30, 2000 was $4.7 million and $3.0 million, respectively. Upon adoption of a new accounting pronouncement on December 30, 2001, the Company will no longer amortize goodwill.

Deferred Financing Costs

Deferred financing costs are amortized over the terms of the related debt facilities. Total interest expense associated with the amortization of these costs was $0.7 million, $0.6 million and $0.3 million in 2001, 2000 and 1999, respectively.

Long-Lived Assets

Long-lived assets, such as property and equipment and intangible assets, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. No impairments were required in 2001, 2000 or 1999.

Warranty Costs

The Company typically warrants labor and fabrication for 12 to 18 months after shipment. Estimated costs of warranty repairs are accrued and included on the accompanying consolidated balance sheets as accrued warranty.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company classifies deferred tax liabilities and assets into current and non-current amounts based on the classification of the related assets and liabilities.

Insurance

Certain subsidiaries of the Company are self-insured for health and workers' compensation. Amounts charged to expense in 2001, 2000 and 1999 for these items were $2.3 million, $2.2 million and $1.9 million, respectively, and were based on actual and estimated claims incurred. The Company has provided a $0.9 million letter of credit as security for possible workers' compensation claims.

Revenue Recognition

GPEG has two segments: Heat Recovery Equipment and Auxiliary Power Equipment. Heat Recovery Equipment products include heat recovery steam generators, heat recovery boilers, and other types of waste heat products. Auxiliary Power Equipment products include exhaust and inlet systems, filter houses, retrofit activity, diverter dampers, turbine enclosures and other power equipment.

Revenues for the Company's Heat Recovery Equipment segment are recognized on the percentage-of-completion method based on the percentage of actual hours incurred to date in relation to total estimated hours (internal and subcontractor) for each contract. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income, and the effects of such revisions are recognized in the period that the revisions are determined. Revenues for the Company's Auxiliary Power Equipment segment are recognized on the completed-contract method due to the short-term nature of the product production period. The Company recognizes various types of service revenues as the services are provided. Service revenues are not significant in any period presented.

Major Customers

The Company has certain customers that represent more than 10 percent of consolidated revenues. The revenue for these customers, as well as corresponding accounts receivable, as a percentage of the consolidated accounts receivable balance, for 2001, 2000 and 1999 are as follows:

	Revenues			Accounts Receivable		
	2001	2000	1999	2001	2000	1999
Customer A	25%	31%	21%	24%	15%	29%
Customer B	16%	22%	4%	11%	14%	1%
Customer C	11%	2%	0%	0%	4%	0%
Customer D	0%	0%	15%	0%	1%	2%
Customer E	9%	9%	14%	5%	9%	7%

Customers for both our heat recovery equipment segment and our auxiliary power equipment segment include original equipment manufacturers, engineering and construction firms, operators of power generation facilities and firms engaged across several process related industries. The end users of most of our products are developers and operators of gas turbine power plants. Our top ten customers vary from year to year due to the relative size and duration of our projects.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and short-term debt approximates fair value due to the short term nature of these instruments.

The fair value of the Company's long-term debt is estimated based on the discounted value of the future cash flows expected to be paid on the loans. The discount rate used to estimate the fair value of the loans is the rate currently available to the Company for loans with similar terms and maturities. The fair value at December 29, 2001 and December 30, 2000 approximated the carrying value.

Income (Loss) Per Common Share

All share and per share amounts have been restated to give effect to the conversion of common units to common shares using the applicable conversion ratio. See Notes 3 and 5 to these consolidated financial statements. Basic and diluted income (loss) per common share are calculated as follows:

(in thousands, except per share amounts)	2001	2000	1999
Basic income (loss) per common share			
Numerator:			
Income (loss) before extraordinary loss	$ 138,696	$ (7,248)	$ 20,385
Preferred stock dividend	(2,947)	(3,386)	(420)
Income (loss) available to common stockholders	135,749	(10,634)	19,965
Extraordinary loss	(18,060)	(1,536)	—
Net income (loss) available to common stockholders	$ 117,689	$ (12,170)	$ 19,965
Denominator:			
Weighted average shares outstanding	39,275,398	388,455,915	633,417,313
Basic income (loss) per common share			
Income (loss) before extraordinary loss	$ 3.46	$ (0.03)	$ 0.03
Extraordinary loss	(0.46)	—	—
Net income (loss) available to common stockholders	$ 3.00	$ (0.03)	$ 0.03
Diluted income (loss) per common share			
Numerator:			
Income (loss) before extraordinary loss	$ 138,696	$ (7,248)	$ 20,385
Preferred stock dividend	(2,947)	(3,386)	(420)
Income (loss) available to common stockholders	135,749	(10,634)	19,965
Extraordinary loss	(18,060)	(1,536)	—
Net income (loss) available to common stockholders	$ 117,689	$ (12,170)	$ 19,965
Denominator:			
Weighted average shares outstanding	39,275,398	388,455,915	633,417,313
Dilutive effect of options to purchase common stock	1,735,489	—	154,758,476
Weighted average shares outstanding assuming dilution	41,010,887	388,455,915	788,175,789
Diluted income (loss) per common share			
Income (loss) before extraordinary loss	$ 3.31	$ (0.03)	$ 0.03
Extraordinary loss	(0.44)	—	—
Net income (loss) available to common stockholders	$ 2.87	$ (0.03)	$ 0.03

In 2000, the above weighted average shares outstanding, assuming dilution, did not include the effect of 45,726,424 options to purchase common stock, as the options were anti-dilutive.

Derivative Financial Instruments

The Company adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133), effective December 31, 2000. This standard establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or a liability measured at fair value. SFAS 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. The impact of adopting SFAS 133 was not material.

Prior to the third quarter of 2001, derivative financial instruments were used by the Company in the management of its foreign currency exchange and interest rate exposures. Amounts to be paid or received under agreements were accrued and recognized over the life of the agreements. The Company was exposed to credit risk in the event of nonperformance by the other parties to the agreements. However, the Company did not experience any nonperformance by its counterparties.

On December 29, 2000, the Company entered into a zero-cost interest rate collar whereby it held an 8% interest rate cap and had written a 5.36% interest rate floor. The Company designated the interest rate collar as a hedge of the variability of a portion of its floating-rate interest payments attributable to changes in market interest rates. As such, the Company used the interest rate collar to place both a minimum and maximum limit on the total interest payments the Company was obligated to pay on approximately $77.1 million of its floating rate debt under its former debt agreements. In conjunction with the Company's IPO and extinguishment of debt, the interest rate collar no longer qualified as a hedge under SFAS 133 and the Company recognized, through a charge to interest expense, approximately $1.4 million for the fair value of the interest rate collar at June 30, 2001. The interest rate collar agreement was cancelled on July 20, 2001 with a remaining residual amount of approximately $0.5 million charged to interest expense in the third quarter of fiscal 2001.

As the interest rate collar was entered into on December 29, 2000, there were no increases or decreases in fair value as of December 30, 2000.

Notional amounts outstanding under foreign currency option agreements at December 30, 2000 were $3.6 million. No amounts were outstanding under such contracts at December 29, 2001. The fair values of the option agreements were not significant as of December 30, 2000.

Foreign Currency

Assets and liabilities of the Company's foreign operations are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the period. Translation adjustments are recorded as a separate component of stockholders' equity and other comprehensive income on the accompanying consolidated financial statements. Gains and losses from foreign currency transactions are included in earnings. Such gains and losses have not been significant in any period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to projected total costs of projects, including percentage of completion on contract accounting, warranty and contingency costs and goodwill impairment analyses. Ultimate results could differ from those estimates.

Reclassifications

Certain 2000 and 1999 amounts have been reclassified to conform to the 2001 consolidated financial statements presentation. These reclassifications had no effect on previously reported net income (loss) or members' equity (deficit).

Recent Accounting Pronouncements

On June 29, 2001, the Financial Accounting Standards Board (FASB) approved for issuance Statement of Financial Accounting Standards (SFAS) 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets." Major provisions of these statements are as follows: all business combinations initiated after June 30, 2001 must use the purchase method of accounting; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability; goodwill and intangible assets with indefinite lives are tested for impairment annually, except in certain circumstances, and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting; and effective December 30, 2001, goodwill will no longer be subject to amortization. Although there will be no cash flow effect, management believes amortization expense will decrease by approximately $1.6 million in fiscal year 2002, compared to the amortization that would have been recorded had the new accounting standard not been issued. Additionally the Company does not believe that any goodwill is impaired.

We adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective December 31, 2000. This standard establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or a liability measured at fair value. SFAS 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. The impact of adopting SFAS 133 was not material.

Pro forma Information (Unaudited)

The unaudited pro forma tax provision (benefit) shown on the consolidated statements of income (loss) is presented assuming the Company had been a C-Corporation during the entire fiscal years 2001, 2000 and 1999 using effective tax rates of 39 percent and by excluding the effect of recording the one time tax benefit for the change in tax status and extraordinary loss amounts.

3. RECAPITALIZATION TRANSACTION

On August 1, 2000, the Company consummated a recapitalization transaction (the Recapitalization). In conjunction with the Recapitalization, the following occurred:

- The Company borrowed $140 million in the form of senior term loans and $67.5 million in the form of a senior subordinated loan. In connection with the senior subordinated borrowings, the Company issued new common and preferred equity instruments to the lenders and recorded the $7.7 million fair value of the instruments as debt discount. The Company also paid $8.2 million for deferred financing costs.

- The Company realized proceeds of $76.1 million from the sale of new common and preferred equity instruments. The proceeds were recorded net of $5.9 million of expenses.

- The Company redeemed the remaining prior common equity instruments which were not retained by continuing investors and all outstanding warrants for $232.8 million.

- The Company repaid the then outstanding $15.0 million on a senior subordinated loan and recorded a $1.5 million extraordinary loss associated with the write-off of associated unamortized deferred financing costs.

- The Company cancelled all options issued and outstanding immediately prior to the Recapitalization for $38.1 million, which has been recorded as a corresponding recapitalization charge on the accompanying consolidated statement of income (loss).

After completion of the Recapitalization, continuing investors held approximately 18.5% of the voting control of the Company. As part of the Recapitalization and as noted above, the prior common equity instruments were converted into new preferred and common equity instruments. As a result of this conversion as well as the equity instrument conversion related to the initial public offering, all prior period common equity instrument related amounts included in these footnotes and on the accompanying consolidated financial statements have been restated based on these conversions.

4. ACQUISITIONS

On October 31, 2000, the Company acquired all of the outstanding shares of CFI Holdings, Inc. and Subsidiaries. CFI makes turbine enclosures for the auxiliary power equipment industry. CFI sales are now included within the Company's Auxiliary Power Equipment segment. Total purchase consideration of $25.2 million, including contingent consideration of $2.5 million earned in 2000, consisted of $17.7 million of cash, $5.5 million of promissory notes and $2.0 million in equity interest in the Company. The acquisition was accounted for using the purchase method of accounting, and accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair values. This treatment resulted in approximately $15.4 million of cost in excess of the fair value of net identifiable assets acquired, which has been recorded as goodwill in the accompanying consolidated financial statements.

The results of operations of CFI from November 1, 2000 to December 29, 2001 have been included in the accompanying consolidated statements of income (loss). Pro forma consolidated statements of income (loss) as if the acquisition had taken place as of December 27, 1998 (first day of fiscal 1999) are shown below:

(in thousands, except for per common share data)	2000 (Unaudited)	1999 (Unaudited)
Revenues	$447,851	$297,949
Net income (loss) before extraordinary item	(5,067)	18,853
Net income (loss) available to common shareholders	(9,988)	18,433
Basic income (loss) per common share	(0.03)	0.03
Diluted income (loss) per common share	(0.03)	0.02

5. PUBLIC OFFERING OF COMMON STOCK

On May 18, 2001, the Company sold 7,350,000 shares of common stock, $.01 par value, in an underwritten initial public offering (IPO) at a price of $20.00 per share, less underwriting discounts and commissions. The underwriters also exercised an option to purchase an additional 1,102,500 shares of common stock from existing shareholders to cover over-allotments. The net proceeds of the offering to the Company totaled approximately $131.2 million. The net proceeds were used to (1) repay a portion of the senior term loans and a portion of the senior subordinated loan and to pay related prepayment premiums, (2) pay a distribution in an aggregate amount equal to the accrued and unpaid dividends on the preferred units of GEEG Holdings, LLC, and (3) the balance was used for general corporate purposes.

Upon completion of the IPO, the Company's previously outstanding 1,008,968 preferred units with a $100 par value and 1,122,280 common units with a $10 par value were converted to 5,044,839 and 31,558,501 shares of common stock, respectively. The 103,889 outstanding options to purchase common units at the time of the IPO were converted to 2,921,359 common share options. All share and per share amounts on the accompanying consolidated financial statements have been restated to give effect to the conversion of common units to common shares using a 28.1 conversion ratio.

6. DEBT EXTINGUISHMENT

On May 23, 2001, the Company retired certain existing debt of approximately $172.9 million by refinancing $60.0 million into a Term A loan under an amended and restated senior credit facility and using $112.9 million of IPO proceeds to pay off the outstanding balances on the senior Term B and Term C loans of $103.8 million and $13.9 million, respectively, and $27.5 million of the senior subordinated loan. On June 15, 2001, the Company retired the remaining $40.0 million of its senior subordinated loan by borrowing an additional $35.0 million on the new Term A senior loan and $5.0 million on the Company's revolving credit facility.

An extraordinary loss, net of tax, on these debt extinguishments of approximately $18.1 million was recognized during 2001. The loss included $13.4 million of retirement premiums, $8.0 million write-off of the senior subordinated loan discount, and $8.2 million write-off of associated debt issuance costs, net of a tax benefit of $11.5 million.

7. INCOME TAXES

Prior to the Company's IPO, the Company and its primary operating subsidiaries were limited liability companies (LLCs) treated as partnerships for federal income tax purposes. Due to the Company's change in tax status at the IPO date from an LLC to a taxable entity, the Company was required to record all deferred tax assets and liabilities which were previously the responsibility of the LLC members. As a result, the Company recorded a net deferred tax asset on the date of the reorganization of approximately $88.0 million and recorded a corresponding $88.0 million income tax benefit.

The following summarizes the income tax provision (benefit) for the fiscal years 2001, 2000 and 1999 (in thousands, does not reflect effects of extraordinary loss and recognition of deferred tax asset upon conversion to a taxable entity):

	2001	2000	1999
Current			
Federal	$20,870	$(416)	$ 1,044
State	2,221	(17)	43
Foreign	1,613	—	—
Total current	24,704	(433)	1,087
Deferred	(1,799)	—	—
Income tax provision (benefit)	$22,905	$(433)	$ 1,087

As previously mentioned, the Company had no significant deferred tax items as of December 30, 2000 or December 25, 1999. As of December 29, 2001, the components of deferred income taxes consist of the following (in thousands):

Current:	
Inventories	$10,679
Accruals and reserves	6,652
Accrued compensation and benefits	1,737
Total net current deferred tax assets	$19,068
Long-term:	
Cost in excess of net assets of business acquired	$72,756
Property and equipment	(2,447)
Other	1,145
Total net long-term deferred tax assets	$71,454

The Company's effective tax rate is different from its statutory rate for all periods presented due to periods of time when the Company was a non-taxable LLC entity.

The unaudited pro forma tax provision (benefit) shown on the consolidated statements of income (loss) is presented assuming the Company had been a C-Corporation during the entire fiscal years 2001, 2000 and 1999 using effective rates of 39 percent and by excluding the effect of recording the one-time tax benefit for the change in tax status.

A reconciliation of the federal statutory tax rate to the 2001 effective tax rate is as follows:

	2001
Statutory federal income tax rate	35.0%
State income taxes, net of federal income tax benefits	3.5%
Other, net	0.5%
	39.0%

8. RELATED-PARTY TRANSACTIONS

Certain of the Company's investors have historically provided consultation services to the Company, for which the Company is charged management fees. Total expenses under these arrangements were $1.0 million, $0.7 million and $0.3 million for 2001, 2000 and 1999, respectively. The Company is contractually committed to payments of management fees totaling $1.2 million per year through 2003 to Harvest Partners, Inc., its largest stockholder.

9. UNCOMPLETED CONTRACTS

The Heat Recovery Equipment segment enters into contracts that allow for periodic billings over the contract term. At any point in time each project under construction could have either costs and estimated earnings in excess of billings or billings in excess of costs and estimated earnings. The Auxiliary Power Equipment segment typically bills customers only at the completion of contracts and no earnings are recognized by the Auxiliary Power Equipment segment until contract completion.

Costs, earnings and billings related to uncompleted contracts consist of the following:

(in thousands)	December 29, 2001	December 30, 2000
Costs incurred on uncompleted contracts	$ 679,988	$ 397,226
Earnings recognized on uncompleted contracts	164,512	88,232
Total	844,500	485,458
Less - billings to date	858,667	534,339
Net	$ (14,167)	$ (48,881)

The net amounts are included in the accompanying consolidated balance sheets under the following headings:

(in thousands)	December 29, 2001	December 30, 2000
Costs and estimated earnings in excess of billings	$ 131,355	$ 70,229
Billings in excess of costs and estimated earnings	(145,522)	(119,110)
Total	$ (14,167)	$ (48,881)

10. LONG-TERM DEBT

The Company's long-term debt consisted of the following:

(in thousands)	December 29, 2001	December 30, 2000
Term A senior loan, $87,875 bearing interest at Eurodollar rate plus 1.25% (3.22% at December 29, 2001) and $3,562 bearing interest at prime rate plus 0.25% (5.00% at December 29, 2001), principal and interest payable quarterly, as defined, through May 2005	$ 91,437	$ —
Revolving credit facility, bearing interest at prime rate plus 0.25% (5.00% at December 29, 2001), due May 2005	8,550	—
Note payable to former owners of Consolidated Fabricators, Inc., bearing interest at 10.00%, payable quarterly, as defined, 2003 through 2007	5,500	5,500
Term A note, repaid in 2001	—	29,625
Term B note, repaid in 2001	—	109,725
Term C note, repaid in 2001	—	14,813
Senior subordinated loan, repaid in 2001	—	59,286
Other	142	145
	105,629	219,094
Less current maturities	(15,505)	(3,963)
Total long-term debt	$ 90,124	$215,131

Future maturities of long-term debt as of December 29, 2001 are as follows (in thousands):

2002	$ 15,505
2003	22,523
2004	30,802
2005	34,599
2006	1,100
Thereafter	1,100
Total	$105,629

The Company's amended and restated senior credit facility matures in May 2005. At the Company's option, borrowings under the amended and restated senior credit facility will bear interest at either the Eurodollar rate or an alternate base rate, plus, in each case, an applicable margin. The applicable margin will range from 1.0% to 2.25% in the case of a Eurodollar based loan and from 0% to 1.25% in the case of a base rate loan, in each case, based on a leverage ratio. The amended and restated senior credit facility is guaranteed by all of the Company's domestic subsidiaries, and is secured by a lien on all of the Company's assets. The amended and restated senior credit facility contains various restrictions and covenants, which among others, include maximum leverage and capital expenditures levels and minimum interest and fixed charge coverage ratios. Restrictions are also in place related to additional borrowings, payment of dividends, sales of assets and mergers and acquisitions. As of December 29, 2001, the Company was in compliance with all such restrictions and covenants.

In addition, the Company obtained a new revolving credit facility, which allows for revolving loans and letters of credit of up to $75.0 million. The revolving credit facility also matures in May 2005. Borrowings under the revolving credit facility bear interest in the same manner as the senior credit facility described above, and the Company pays an unused facility fee of 0.5%. As of December 29, 2001, $8.6 million was outstanding under the revolver.

The Company uses letters of credit in its normal course of business. Letters of credit totaling $32.6 million were issued and outstanding as of December 29, 2001 under the revolving credit facility. While no amounts had been drawn upon these letters of credit, the letters of credit outstanding reduces amounts available under the revolver.

11. STOCKHOLDERS' / MEMBERS' EQUITY

Preferred Stock / Preferred Units

Prior to the Company's IPO, the Company had authorized and issued 1,008,968 preferred units with a $100 par value. The preferred units were not convertible and had no voting rights. Preferred unit members were entitled to an eight percent annual preferred dividend computed on the members' aggregate preferred equity balance. Preferred units had liquidation preference to the common units in the event of a liquidation of the Company and had priority on all equity distributions. The Board of Directors could, at its sole option, redeem all or any part of the preferred units at a price equal to their aggregate preferred capital contribution plus accrued but not yet paid preferred dividends. Upon completion of the IPO these preferred units were converted to 5,044,839 shares of common stock. The Company's new capital stock includes 5,000,000 authorized shares of preferred stock, $0.01 par value per share, of which no shares are outstanding.

The board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights.

Common Stock / Common Units

Prior to the Company's IPO, the Company had authorized and issued 1,122,280 current common units with a $10 par value. Common units were entitled to one vote. Prior to the Recapitalization (Note 3), the Company had authorized 52,106,800, 6,513,350 and 2,709,554 of Class A, B and Junior Units, respectively. Prior Class A and Junior units had one vote per unit. Class B units were nonvoting. All previously outstanding prior common units were repurchased or converted as part of the Recapitalization discussed in Note 3.

Upon completion of the IPO these common units were converted to 31,558,501 shares of common stock. The Company's new capital stock includes 100,000,000 authorized shares of common stock, $0.01 par value per share, of which 43,953,340 are outstanding at December 29, 2001.

Option Plans

In conjunction with the IPO all common unit option amounts previously granted under the 2000 Plan have been restated to give effect to the conversion of common units to common shares using the 28.1 ratio.

In April 2001 the Company adopted the 2001 Option Plan (the 2001 Plan). The 2001 Plan provides options to purchase up to 1,500,000 shares of common stock at an exercise price equal to fair value on the date of grant. Vesting provisions are at the discretion of the board of directors along with the period of time during which options may be exercised, but in no event may it be more than 10 years from the grant date of an option. As of December 29, 2001 no options have been granted under the 2001 Plan.

In August 2000, the Company adopted the 2000 Option Plan (the 2000 Plan). The 2000 Plan provided for granting of up to 3,440,257 options to purchase common units of the Company. Initially, forty percent of the common units available for grant under the 2000 Plan were to vest over four years and sixty percent of the common units available for grant under the 2000 Plan were to vest over the earlier of nine years or when certain performance vesting criteria are met. In conjunction with our IPO all options under this plan became immediately one hundred percent vested. Options granted under this plan subsequent to the IPO were also one hundred percent vested. However, no shares acquired upon exercise of the options under this plan may be sold until May, 2003.

As part of the Recapitalization, all options outstanding under a previous option plan (whether or not exercisable or vested) were cancelled and holders of the cancelled options were paid an amount equal to the options' fair value, resulting in a recapitalization charge of $38.1 million.

Prior to October 31, 2000, the Company granted 2,769,792 options at $0.36 per common unit, which equaled fair value at the date of grant. On October 31, 2000 the Company granted 151,567 options at $0.36 per common unit. At the date of grant, the deemed fair value of the Company's common units was higher than the $0.36 exercise price resulting in approximately $900,000 of unearned compensation which has been recorded on a net basis in undistributed earnings (deficit) along with a corresponding $900,000 increase in undistributed earnings (deficit) due to the effect of the October 31, 2000 option grant. Compensation expense related to the October 31, 2000 option grant totaled approximately $880,000 and $20,000 in 2001 and 2000, respectively.

Information with respect to the Company's stock option plans is summarized as follows:

	Number of Common shares	
	Options Outstanding	Weighted Average Exercise price
Outstanding at December 26, 1998	91,577,701	$ —
Granted	16,637,845	0.02
Forfeited	(549,465)	—
Outstanding at December 25, 1999	107,666,081	.002-.02
Repurchased	(107,666,081)	.002-.02
Granted	2,921,359	0.36
Outstanding at December 30, 2000	2,921,359	0.36
Granted	571,500	14.47
Cancelled	(59,055)	0.36
Outstanding at December 29, 2001	3,433,804	$ 2.71
Exercisable at December 29, 2001	3,433,804	$ 2.71

Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS 123), requires the measurement of the fair value of options to be included in the statement of operations or disclosed in the notes to financial statements. The Company elected the disclosure-only alternative under SFAS 123.

In determining compensation cost pursuant to SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during 2001, 2000 and 1999.

	2001	2000	1999
Risk free interest rate	3.50%	6.26%	5.78%
Expected dividend yield	None	None	None
Expected lives	5 years	5 years	5 years
Expected volatility	65.00%	59.22%	64.41%
Option fair value at grant date	$ 8.28	$ 0.20	$ 0.01

Had compensation cost been determined consistent with SFAS 123, the Company's pro forma net income (loss) would have been as follows (unaudited):

(in thousands, except per common share data)	2001	2000	1999
Net income (loss) available to common stockholders:			
As reported	$ 117,689	$(12,170)	$ 19,965
Pro forma	114,467	(12,211)	19,932
Basic income (loss) per common share:			
As reported	$ 3.00	$ (0.03)	$ 0.03
Pro forma	2.91	(0.03)	0.03
Diluted income (loss) per common share:			
As reported	$ 2.87	$ (0.03)	$ 0.03
Pro forma	2.79	(0.03)	0.03

12. COMMITMENTS AND CONTINGENCIES

Employment Agreements

The Company has entered into employment agreements with certain members of management which expire on July 31, 2002, with automatic one-year renewal periods at expiration dates. The agreements provide for, among other things, compensation, benefits and severance payments.

Litigation

The Company is involved in legal actions which arise in the ordinary course of its business. Although the outcomes of any such legal actions cannot be predicted, in the opinion of management, the resolution of any currently pending or threatened actions will not have a material adverse effect upon the consolidated financial position or results of operations of the Company.

Leases

The Company leases machinery, transportation equipment and office, warehouse and manufacturing facilities, which are noncancellable and expire at various dates. Total rental expense for all operating leases for 2001, 2000 and 1999 was $2.6 million, $2.5 million and $1.5 million, respectively.

Future minimum annual lease payments under these noncancellable operating leases at December 29, 2001 are as follows (in thousands):

2002	$ 2,875
2003	2,409
2004	1,742
2005	1,340
2006	830
Thereafter	3,858
Total	$13,054

None of the leases include contingent rental provisions.

Employee Benefit Plans

Deltak maintains a profit-sharing plan for employees. Deltak's expense for this plan totaled $1.5 million, $1.3 million and $1.2 million for 2001, 2000 and 1999, respectively. In addition to the Deltak profit-sharing plan, GPEG maintains a 401(k) plan covering substantially all of Deltak and Braden's employees. Expense for the GPEG 401(k) plan for 2001, 2000 and 1999 was $1.0 million, $0.8 million, and $0.5 million, respectively.

Braden participates in a defined benefit multi-employer union pension fund covering all union employees. As required by labor contracts, Braden made contributions totaling $0.1 million, $0.2 million and $0.1 million for 2001, 2000 and 1999, respectively. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. Braden may be liable for its share of unfunded vested benefits, if any, related to the union pension fund. Information from the union pension fund's administrators indicates there are no unfunded vested benefits.

13. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in current operating items, net of working capital acquired, were as follows (in thousands):

	2001	2000	1999
Accounts receivable	$(55,384)	$(13,661)	$(17,066)
Inventories	(1,204)	4,734	(2,371)
Costs and estimated earnings in excess of billings	(61,126)	(48,384)	(8,126)
Accounts payable	17,950	19,179	3,159
Accrued expenses and other	29,789	5,379	5,050
Billings in excess of costs and estimated earnings	26,412	60,479	35,309
	$(43,563)	$ 27,726	$ 15,955

Supplemental cash flow disclosures are as follows (in thousands):

	2001	2000	1999
Cash paid during the period for:			
Interest	$ 18,488	$ 8,811	$ 3,810
Income taxes	2,254	590	919
Noncash transactions:			
Recapitalization rollover equity	—	20,400	—
Units issued as debt discount	—	7,708	—
Note issued for CFI net assets	—	5,500	—
Common and preferred units issued for CFI net assets	—	2,000	—

14. SEGMENT INFORMATION

The "management approach" called for by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) has been used by GPEG management to present the segment information which follows. GPEG considered the way its management team organizes its operations for making operating decisions and assessing performance and considered which components of its enterprise have discrete financial information available. Management makes decisions using a product group focus and its analysis resulted in two operating segments, Heat Recovery Equipment and Auxiliary Power Equipment. The Company evaluates performance based on net income or loss not including certain items as noted below.

Accounting policies used by the segments are the same as those described in Note 2. Intersegment revenues were not significant. Corporate assets consist primarily of cash, debt issuance costs and deferred tax assets. Capital expenditures do not include amounts arising from the acquisition of businesses. Expenses associated with the Recapitalization (see Note 3) and the extraordinary losses on debt extinguishment have not been allocated. Interest income has not been allocated as cash management activities are handled at a corporate level.

The following table presents information about segment income (loss) and assets:

(in thousands)	Heat Recovery Equipment	Auxiliary Power Equipment
2001		
Revenues	$442,319	$281,185
Interest expense	5,798	10,326
Depreciation and amortization	2,134	2,621
Income tax provision	10,608	12,735
Net income	29,073	23,023
Assets	207,547	146,573
Capital expenditures	1,073	10,429
2000		
Revenues	$258,644	$157,947
Interest expense	4,953	8,453
Depreciation and amortization	1,937	1,421
Income tax benefit	(182)	(251)
Net income	18,351	12,175
Assets	128,029	97,025
Capital expenditures	1,046	1,141
1999		
Revenues	$185,574	$ 89,625
Interest expense	1,589	2,543
Depreciation and amortization	1,876	1,080
Income tax provision	788	299
Net income	13,551	6,658
Assets	68,639	53,073
Capital expenditures	1,003	1,372

The following tables present information which reconciles segment information to consolidated totals:

(in thousands)	2001	2000	1999
Income (Loss) from Continuing Operations			
Total segment income	$ 52,096	$ 30,526	$ 20,209
Tax benefit from tax status change	88,000	—	—
Unallocated recapitalization charge	—	(38,114)	—
Unallocated interest income	228	1,237	722
Other	(1,628)	(897)	(546)
Consolidated income (loss) before extraordinary loss	$138,696	$ (7,248)	$ 20,385

(in thousands)	December 29, 2001	December 30, 2000	December 25, 1999
Assets			
Total segment assets	$354,121	$225,054	$121,712
Corporate cash and cash equivalents	707	19,084	8,812
Other unallocated amounts, principally deferred tax assets	75,803	1,555	969
	$430,631	$245,693	$131,493

		2001	
(In thousands)	Segment Totals	Adjustments	Consolidated Totals
Other Significant Items			
Interest expense	$ 16,124	$ —	$ 16,124
Interest income	—	228	228
Expenditures for assets	11,502	57	11,559
Depreciation and amortization	4,755	109	4,864

		2000	
(In thousands)	Segment Totals	Adjustments	Consolidated Totals
Interest expense	$ 13,406	$ 6	$ 13,412
Interest income	—	1,237	1,237
Expenditures for assets	2,187	—	2,187
Depreciation and amortization	3,358	353	3,711

		1999	
(In thousands)	Segment Totals	Adjustments	Consolidated Totals
Interest expense	$ 4,132	$ —	$ 4,132
Interest income	—	722	722
Expenditures for assets	2,375	—	2,375
Depreciation and amortization	2,956	110	3,066

Product Revenues

The following table represents revenues by product group:

(In thousands)	2001	2000	1999
Heat recovery equipment segment:			
HRSGs	$324,211	$219,649	$134,036
Specialty boilers	118,108	38,995	51,538
	442,319	258,644	185,574
Auxiliary power equipment segment:			
Exhaust systems	$123,919	$ 86,228	$ 54,722
Inlet systems	86,798	52,004	22,550
Other	70,468	19,715	12,353
	281,185	157,947	89,625
Total	$723,504	$416,591	$275,199

Geographic Revenues

The following table presents revenues by geographic region:

(in thousands)	2001	2000	1999
United States	$646,026	$380,389	$208,016
Europe	13,793	11,632	17,616
Asia	6,447	11,835	37,037
Other	57,238	12,735	12,530
Total	$723,504	$416,591	$275,199

Management attributed sales to geographic location based on the customer-determined destination of the delivered product. Substantially all of the Company's assets are located in the United States.

15. SUMMARY OF QUARTERLY INFORMATION (unaudited)

	First	Second	Third	Fourth
2001				
Revenues	156,170	171,435	180,757	215,142
Gross profit	26,414	31,007	31,527	42,598
Operating income	17,484	20,167	21,276	30,570
Income tax provision	931	3,124	7,389	11,461
Net income	10,161	80,992	11,556	17,927
Income per share:				
Basic	0.26	2.14	0.26	0.41
Diluted	0.24	2.04	0.25	0.39
Price range per share: (1)				
High	—	37.90	30.95	17.60
Low	—	22.05	13.55	11.45
2000				
Revenues	111,083	92,898	100,217	112,393
Gross profit	18,477	16,848	16,738	18,840
Operating income (loss)	12,283	10,248	(28,443)	10,406
Income tax provision (benefit)	117	71	(493)	(128)
Net income (loss)	11,375	9,966	(33,431)	3,306
Income per share:				
Basic	0.02	0.02	(0.13)	0.04
Diluted	0.01	0.01	(0.13)	0.04
Price range per share: (1)				
High	—	—	—	—
Low	—	—	—	—

(1) Price range per share is not applicable to periods prior to the IPO on May 18, 2001, as no established public trading market existed.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Global Power Equipment Group Inc.:

We have audited the accompanying consolidated balance sheets of Global Power Equipment Group Inc. (a Delaware corporation formerly GEEG Holdings, L.L.C.) and Subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity (deficit) and cash flows for the three years in the period ended December 29, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Power Equipment Group Inc. and Subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
February 15, 2002

DIRECTORS

Stephen Eisenstein
Chairman of the Board
General Partner of Harvest Partners, Inc.

Larry Edwards
President, Chief Executive Officer
Global Power Equipment Group Inc.

Adrian Doherty Jr.
Private Businessman

Edgar Hotard
Former President and
Chief Operating Officer
Praxair Inc.

Ira Kleinman
General Partner of Harvest Partners, Inc.

Jerry Ryan
Former Chairman and CEO
Fintube Limited Partnership

Bengt Sohlén
Former Vice President Strategy and Corporate Development
ABB Inc.

EXECUTIVE OFFICERS

Larry Edwards
President, Chief Executive Officer
Global Power Equipment Group Inc.

Michael Hackner
Chief Financial Officer and
Vice President of Finance
Global Power Equipment Group Inc.

John Matheson
General Counsel and Secretary
Global Power Equipment Group Inc.

John McSweeney
President
Consolidated Fabricators, Inc.

Gary Obermiller
Senior Vice President
Global Power Equipment Group Inc. and
President
Deltak, L.L.C.

Gene Schockemoehl
Senior Vice President
Global Power Equipment Group Inc. and
President
Braden Manufacturing, L.L.C.

James Wilson
Vice President of Administration
Global Power Equipment Group Inc.

GENERAL INFORMATION

CORPORATE HEADQUARTERS
Global Power Equipment Group Inc.
6120 South Yale, Suite 1480
Tulsa, OK 74136

PRINCIPAL OPERATING OFFICES
Deltak, LLC
2905 Northwest Boulevard, Suite 150
Minneapolis, MN 55441

Braden Manufacturing, LLC
5199 North Mingo Road
Tulsa, OK 74117

Consolidated Fabricators, Inc.
17 St. Mark Street
Fairfax Industrial Park
Auburn, MA 01501

INVESTOR INFORMATION

Annual Meeting
DoubleTree Hotel at Warren Place
6110 South Yale
Tulsa, OK 74136
Thursday, June 6, 2002, at 10:00 AM

New York Stock Exchange Symbol **GEG**
Initial Public Offering: May 17, 2001

Stock Trading Data

	High	Low
Second Quarter		
From May 18, 2001	$37.90	$22.05
Third Quarter	$30.95	$13.55
Fourth Quarter	$17.60	$11.45

Shareholder Assistance
EquiServe Trust
150 Royall Street
Canton, MA 02021
Telephone: (781) 575-3400

Legal Counsel
John Matheson
General Counsel
Global Power Equipment Group Inc.
Tulsa, OK

For further information about the Company, additional copies of this report, Form 10-K, or other financial information, contact:
Bob Zwerneman
Director, Investor Relations
Telephone: (918) 274-2398
E-mail: bobz@globalpower.com

Global Power Equipment Group's Website
http://www.globalpower.com

GLOBAL POWER

EQUIPMENT GROUP

www.globalpower.com

Global Power Equipment Group Inc.
6120 South Yale, Suite 1480
Tulsa, OK 74136